Exhibit 10.1
STOCK PURCHASE AGREEMENT
by and between
PLATINUM EQUITY, LLC
AND
CRAWFORD & COMPANY
Dated as of August 18, 2006

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TABLE OF CONTENTS
(continued)

		Page
ARTICLE V	COVENANTS	25
5.1	Access to Information	25
5.2	Conduct of the Business	25
5.3	Regulatory and Other Authorizations; Consents; Permits	26
5.4	Confidentiality	27
5.5	Publicity	27
5.6	Employees and Employee Benefits	27
5.7	Performance of Certain Obligations After the Closing	30
5.8	Non-Competition; Non-Solicitation	30
5.9	Indemnification of Officers and Directors	31
5.10	Further Assurances	31
5.11	Bonds; Letters of Credit; Guarantee	32
5.12	Pre-closing Cash Distributions	32
5.13	No Solicitation by Seller	32

ARTICLE VI	CONDITIONS PRECEDENT TO PURCHASER’S PERFORMANCE	33
6.1	Accuracy of Seller’s Representations and Warranties	33
6.2	Performance of Seller’s Covenants	33
6.3	No Governmental Order	33
6.4	HSR Waiting Period	33
6.5	Deliverables	33
6.6	Material Adverse Effect	33

ARTICLE VII	CONDITIONS PRECEDENT TO SELLER’S PERFORMANCE	33
7.1	Accuracy of Purchaser’s Representations and Warranties	33
7.2	Performance of Purchaser’s Covenants	34
7.3	No Governmental Order	34
7.4	HSR Waiting Period	34
7.5	Deliverables	34

ARTICLE VIII	TERMINATION PRIOR TO CLOSING	34
8.1	Termination	34
8.2	Effect on Obligations	35

ARTICLE IX	THE CLOSING	35
9.1	Closing	35
9.2	Seller’s Obligations	35
9.3	Purchaser’s Obligations	36

ARTICLE X	INDEMNIFICATION	35
10.1	Survival of Representations and Warranties	35
10.2	Indemnification Obligations	36
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TABLE OF CONTENTS
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STOCK PURCHASE AGREEMENT
     This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of August 18, 2006 by and between Platinum Equity, LLC, a Delaware limited liability company (“Seller”), and Crawford & Company, a Georgia corporation (“Purchaser”).
R E C I T A L S
     A. Seller owns all of the issued and outstanding capital stock (the “Shares”) of Broadspire Management Services, Inc., a Delaware corporation (the “Company”).
     B. Seller desires to sell the Shares to Purchaser, and Purchaser desires to purchase the Shares from Seller, in each case on the terms and subject to the conditions set forth in this Agreement.
A G R E E M E N T
     NOW, THEREFORE, in consideration of the foregoing recitals and the respective covenants, agreements, representations and warranties contained herein, the parties, intending to be legally bound, agree as follows:
ARTICLE I
DEFINITIONS
     1.1 Definitions. The following capitalized terms used herein shall have the meanings indicated:
          “Acceptance Notice” has the meaning given to such term in Section 2.4(a).
          “Action” means any action, claim, suit, litigation, arbitration, mediation or other proceeding by or before any Governmental Authority.
          “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with such Person. For purposes of this definition, “control” means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
          “Agreement” has the meaning given to such term in the preamble hereto.
          “Change of Control Agreement(s)” has the meaning given to such term in Section 5.6(f).
          “Closing” has the meaning given to such term in Section 9.1.
          “Closing Date” has the meaning given to such term in Section 9.1.

          “Code” means the Internal Revenue Code of 1986, as amended, and rules and regulations promulgated thereunder.
          “Company” has the meaning given to such term in Recital A.
          “Company Benefit Plan” means (i) any “employee welfare benefit plan,” as defined in Section 3(l) of ERISA, (ii) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, (iii) any “multi-employer plan,” as defined in Section 4001(a)(3) of ERISA, and (iv) any other plan, fund, program, agreement, arrangement or scheme, including each plan, fund, program, agreement, arrangement or scheme maintained or required to be maintained under the Laws of a jurisdiction outside the United States of America, in each case, that is or was at any time sponsored, administered or maintained or required to be sponsored, administered or maintained by the Company or any Subsidiary or to which the Company or any Subsidiary makes or has made, or has or has had an obligation to make, contributions at any time and which provides or at any time provided benefits to current or former employees of the Company or any Subsidiary or the dependents of any such employees; provided, however, that no such plan, fund, program, agreement, arrangement or scheme identified as a “Seller Benefit Plan” on Section 3.18(e) of the Disclosure Schedule shall be a “Company Benefit Plan” whether or not such plan, fund, program, agreement, arrangement or scheme would otherwise come within the scope of this definition.
          “Contracts” means all contracts, licenses, Leases, and other agreements (written or oral), to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound.
          “Damages” means any loss, liability, damage or reasonable expense incurred as a result thereof, including, without limitation, reasonable attorneys’, accountants’ and experts’ fees, but shall not include any exemplary, punitive, incidental or special damages, consequential damages that were not reasonably foreseeable or any claim for lost profits.
          “Disability Business Sale Agreement” means that certain Asset Purchase Agreement by and among Aetna Life Insurance Company, Seller, the Company and Broadspire Services, Inc., dated as of February 27, 2006, as amended.
          “Disclosure Schedule” has the meaning given to such term in the preamble to Article III.
          “Dispute Notice” has the meaning given to such term in Section 2.4(a).
          “Employee” means any person employed by the Company or any Subsidiary immediately prior to the Closing.
          “Encumbrance” means any mortgage, lien, pledge, charge, security interest, encumbrance, or restriction.
          “Environmental Laws” shall mean all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls or radiation, as such of the foregoing are enacted or in effect, prior to the Closing Date.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          “ERISA Affiliate” means any Person (whether incorporated or unincorporated) that together with the Company or a Subsidiary would be deemed a “single employer” within the meaning of Section 414 of the Code.
          “ERISA Affiliate Plan” means (i) any “group health plan,” as defined in Section 5000(b)(1) of the Code, (ii) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA that is subject to Title IV of ERISA, and (iii) any “multi-employer plan,” as defined in Section 4001(a)(3) of ERISA, sponsored, administered or maintained or required to be sponsored, administered or maintained at any time by any ERISA Affiliate, or to which such ERISA Affiliate makes or has made, or has or has had an obligation to make, contributions at any time.
          “Excluded Assets” has the meaning given to such term in Section 2.1.
          “Excluded Liabilities” has the meaning given to such term in Section 2.1.
          “Final Net Working Capital as of the Closing Date” means the Net Working Capital as of the Closing Date as finally determined pursuant to clause (a) or clause (b) of Section 2.4.
          “Financial Statements” has the meaning given to such term in Section 3.8(a).
          “Former Employee” means any person formerly employed by the Company or any Subsidiary who, at (or immediately prior to) Closing, is no longer employed by the Company or any Subsidiary.
          “GAAP” means generally accepted accounting principles as in effect in the United States from time to time.
          “Governmental Authority” means (i) any nation, state, county, city or other legal jurisdiction, (ii) any federal, state, local, municipal, foreign or other government, (iii) any governmental or quasi-governmental authority of any nature or (iv) any body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.
          “Hazardous Substance” shall mean any solid, liquid or gaseous substance, chemical, compound, product, byproduct, waste, pollutant, contaminant or material, including,

without limitation, asbestos in friable form, urea formaldehyde, polychlorinated biphenyls and petroleum and its refined products, that is subject to regulation, control or remediation by any applicable Governmental Authority or by any Environmental Law.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
          “Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.
          “Indemnifying Party” means a party that is required to indemnify any Indemnified Party pursuant to Article X.
          “Independent Auditor” has the meaning given to such term in Section 2.4(b).
          “Intellectual Property” means all of the following owned by or licensed to the Company or any Subsidiary: (i) patents, patent applications, patent disclosures and inventions as well as any reissues, continuations, continuations-in-part, divisions, revisions, extensions or reexaminations thereof; (ii) computer software (including but not limited to source code, executable code, data, databases and documentation); (iii) any and all trademarks, service marks, trade names, and internet domain names and registrations and applications for registration thereof; (iv) copyrights and copyrightable works and registrations and applications for registration thereof; and (v) any and all trade secrets, inventions, know-how, confidential or proprietary information and any and all other intellectual property rights.
          “Knowledge” means (i) with respect to Seller, the actual knowledge of the executive officers of Seller or the Company after reasonable inquiry of those employees of the Company that have primary supervisory responsibility for the matter at issue and (ii) with respect to Purchaser, the actual knowledge of the executive officers of Purchaser after reasonable inquiry of those employees of Purchaser that have primary supervisory responsibilities for the matter at issue.
          “Laws” means all laws of any country or any political subdivision thereof, including, without limitation, all federal, state and local statutes, regulations, ordinances, orders or decrees or any other laws, common law theories or reported decisions of any court thereof.
          “Leases” means all leases, subleases, licenses and other lease agreements, together with all amendments, supplements and nondisturbance agreements pertaining thereto, under which the Company or any Subsidiary leases, subleases, licenses or uses any real property.
          “Lindsey Morden Purchase Agreement” means that certain Asset Purchase Agreement by and among Cunningham Lindsey U.S., Inc., Lindsey Morden Group Inc. and Broadspire Services, Inc., dated as of March 8, 2004.
          “Lumbermens Agreement” means that certain Purchase Agreement dated as of July 14, 2003 by and between Tornado Acquisition, Inc. and Lumbermens Mutual Casualty Company, as amended.

          “Material Adverse Effect” means any material adverse effect on the operations, financial condition, business, assets or liabilities of the Company and the Subsidiaries, taken as a whole, other than any such effect resulting from (i) changes in the United States economy in general that do not disproportionately impact the Company, (ii) changes in the industries in which the Company and the Subsidiaries operate their businesses and not specifically relating to the business of the Company and the Subsidiaries that do not disproportionately impact the Company, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index) that do not disproportionately impact the Company, or (iv) the announcement of this Agreement or any transactions contemplated hereunder, the fulfillment of the parties’ obligations hereunder or the consummation of the transactions contemplated by this Agreement.
          “Material Contract” has the meaning given to such term in Section 3.11(a).
          “Material Customer” has the meaning given to such term in Section 3.12.
          “Net Working Capital as of the Closing Date” means the dollar amount equal to (i) the book value of the Company and the Subsidiaries’ accounts receivable, accrued receivables, prepaid expenses (both current and long term), cash and cash equivalents, if any, and other current assets as of the close of business on the Closing Date minus (ii) the book value of the Company and the Subsidiaries’ accounts payable and accrued liabilities as of the close of business on the Closing Date, in each case determined in accordance with GAAP consistently applied, but without giving effect to any purchase accounting or other adjustments resulting from or related to the consummation of the transactions contemplated by this Agreement (other than the other transactions contemplated by Section 2.1, it being understood that the Excluded Assets and the Excluded Liabilities shall not be included as assets or liabilities of the Company or any Subsidiary in determining the Net Working Capital as of the Closing Date).
          “Organizational Documents” means with respect to a limited liability company, the certificate of formation and the operating agreement, as amended, and with respect to a corporation, the certificate or articles of incorporation and the bylaws, as amended.
          “Participation Plan” has the meaning given to such term in Section 5.6(f).
          “Permits” means all franchises, permits, licenses, qualifications, municipal and other authorizations, orders and other rights from, and filings with, any Governmental Authority.
          “Permitted Encumbrances” means (i) statutory liens for Taxes and other charges and assessments by any Governmental Authority that are not yet due and payable or are being contested in good faith, (ii) mechanics’, materialmen’s, and similar liens that can be satisfied by a payment of cash to the lienholders, (iii) rights reserved to any Governmental Authority to regulate the affected assets, including zoning laws and ordinances, (iv) as to real property interests, including leasehold interests, any easements, rights-of-way, servitudes, permits, restrictions, and minor imperfections or irregularities in title that do not, individually or in the aggregate, interfere with the ability to own, use, or operate such real property, (v) purchase money liens and liens securing rental payments under any capital lease arrangements, (vi) notice filings with respect to equipment leases or other leases of personal property, and (vii) any other Encumbrance that is immaterial with respect to the asset that it encumbers.
          “Person” means any individual, any entity or any unincorporated organization, including a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, or a joint venture.
          “Prior Agreements” means, collectively, (i) the Disability Business Sale Agreement, the Risk and Safety Business Sale Agreement, the Lumbermen’s Purchase Agreement, the WorkAbility Business Purchase Agreement, the Lindsey Morden Purchase Agreement, and (ii) any and all transition services agreements, license agreements, real property leases and other ancillary agreements entered into in connection therewith to the extent that with respect to such agreements described in this clause (ii) Seller has guaranteed the performance of any obligation or pursuant to which Seller may become obligated to perform any obligations or indemnify any Person if such obligation is not performed by the Company or any Subsidiary.
          “Pro Forma Financial Statements” has the meaning given to such term in Section 3.8(c).
          “Purchaser’s FSA” has the meaning given to such term in Section 5.6(c).
          “Purchase Price” has the meaning given to such term in Section 2.3.
          “Purchaser” has the meaning given to such term in the preamble hereto.
          “Purchaser Indemnified Parties” has the meaning given to such term in Section 10.2(a).
          “Purchaser Sponsored Plans” has the meaning given to such term in Section 5.6(a).
          “Purchaser’s 401(k) Plan” has the meaning given to such term in Section 5.6(b).
          “Purchaser’s Statement” has the meaning given to such term in Section 2.4(a).
          “Representative” of a party means any officer, director, employee, principal, member, shareholder or partner of such party or any attorney, accountant or advisor to such party.
          “Review Period” has the meaning given to such term in Section 2.4(a).
          “Risk and Safety Business Sale Agreement” means that certain Asset Purchase Agreement by and among U.S. Laboratories, Inc., Bureau Veritas S.A., Broadspire Services, Inc., and Seller dated December 8, 2005.
          “Sale of the Disability Business” means the sale by the Company and Broadspire Services, Inc. pursuant to the terms of the Disability Business Sale Agreement of certain assets and liabilities relating to their business of (i) marketing, producing and administering self-

insured disability plans and disability insurance polices, (ii) marketing and providing Family Medical Leave Act and other absence management services and (iii) other related business activities, including related claim management and medical and care management.
          “Sale of the Risk and Safety Business” means the sale by Broadspire Services, Inc. and Seller pursuant to the terms of the Risk and Safety Business Sale Agreement of certain assets and liabilities relating to its business of providing loss control, laboratory testing, and risk and safety consulting services through its consulting services group (which provided safety, ergonomics and industrial hygiene consulting), and its industrial hygiene laboratory (which provided sample collection, testing and analysis to monitor exposures to toxic substances), and certain related services.
          “Seller” has the meaning given to such term in the preamble hereto.
          “Seller’s 401(k) Plan” has the meaning given to such term in Section 5.6(b).
          “Seller Benefit Plan” means (i) any “employee welfare benefit plan,” as defined in Section 3(l) of ERISA, (ii) any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, (iii) any “multi-employer plan,” as defined in Section 4001(a)(3) of ERISA, and (iv) any other plan, fund, program, agreement, arrangement or scheme, including each plan, fund, program, agreement, arrangement or scheme maintained or required to be maintained under the Laws of a jurisdiction outside the United States of America, in each case, that is or was at any time sponsored, administered or maintained or required to be sponsored, administered or maintained by Seller or to which Seller makes or has made, or has or has had an obligation to make, contributions at any time and which provides or at any time provided benefits to current or former employees of the Company or any Subsidiary or the dependents of any such employees.
          “Seller Credit Enhancement(s)” has the meaning given to such term in Section 5.11.
          “Seller Indemnified Parties” has the meaning given to such term in Section 10.2(b).
          “Shares” has the meaning given to such term in Recital A of this Agreement.
          “Specified Representations” has the meaning given to such term in Section 10.1.
          “Subsidiaries” means, collectively, Broadspire Services, Inc. and Pillar Services, Inc., and “Subsidiary” means any of the Subsidiaries, individually.
          “Target Amount” means negative Nine Million Five Hundred Eighty-Two Thousand Dollars (-$9,582,000).
          “Tax(es)” means all taxes, charges, fees, levies, duties, imposts or other assessments or charges imposed by and required to be paid to any federal, state, local or foreign taxing authority, including, without limitation, income, excise, property (whether real or tangible personal property), sales, use, transfer, gains, ad valorem, value added, stamp, payroll, windfall, profits, gross receipts, license, occupation, commercial activity, employment, withholding, social security, medicare, workers’ compensation, unemployment compensation, documentation, registration, customs duties, tariffs, net worth, capital stock and franchise taxes, alternative or add-on minimum (including any interest, penalties or additions attributable to or imposed on or with respect to any such assessment) and any estimated payments or estimated taxes.
          “Tax Return” means any return, report, information return or other similar document or statement (including any related or supporting information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax and all federal, state, local and foreign returns, reports and similar statements.
          “Third Party Reimbursement” has the meaning given to such term in Section 10.3.
          “WorkAbility Business Purchase Agreement” means that certain Asset Purchase Agreement by and among Core, Inc., the Company and Broadspire Services, Inc., dated as of April 16, 2004, as amended.
     1.2 Interpretation. In this Agreement, unless otherwise specified or where the context otherwise requires:
          (a) language shall be construed simply according to its fair meaning and not strictly for or against any party;
          (b) the headings of particular provisions of this Agreement are inserted for convenience only and will not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement;
          (c) words importing any gender shall include other genders;
          (d) words importing the singular only shall include the plural and vice versa;
          (e) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation;”
          (f) the words “hereby,” “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;
          (g) references to “Article,” “Section” or “Schedule” shall be to an Article, Section or Schedule of or to this Agreement;
          (h) references to any Person include the successors and permitted assigns of such Person;

          (i) any definition of or reference to any Law, agreement, instrument or other document herein will be construed as referring to such Law, agreement, instrument or other document as from time to time amended, supplemented or otherwise modified; and
          (j) any definition of or reference to any statute will be construed as referring also to any rules and regulations promulgated thereunder.
ARTICLE II
PURCHASE AND SALE
     2.1 Excluded Assets and Excluded Liabilities. Prior to the Closing, Seller shall, and shall cause the Company and the Subsidiaries to, take any and all action to (i) sell, assign, distribute or otherwise transfer the assets listed on Section 2.1 of the Disclosure Schedule under the caption “Excluded Assets” (collectively, the “Excluded Assets”) to Seller or an Affiliate of Seller (other than the Company or a Subsidiary) on terms reasonably satisfactory to Purchaser and (ii) assign or transfer to Seller or an Affiliate of Seller (other than the Company or a Subsidiary), or pay, extinguish or otherwise settle the liabilities listed on Section 2.1 of the Disclosure Schedule under the caption “Excluded Liabilities” (collectively, the “Excluded Liabilities”), in each case on terms reasonably satisfactory to Purchaser. To the extent any Excluded Liability is assigned or transferred to Seller or an Affiliate of Seller (other than the Company or a Subsidiary) pursuant to this Section 2.1, Seller shall, or, if applicable, shall cause such Affiliate to, assume such Excluded Liability.
     2.2 Purchase of the Shares. On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign and deliver the Shares to Purchaser, and Purchaser shall purchase and acquire the Shares from Seller, free and clear of all Encumbrances, except for restrictions on transfer under federal and state securities Laws.
     2.3 Purchase Price. The purchase price for the Shares (the “Purchase Price”) shall be $150,000,000, subject to adjustment as provided in Section 2.4, to be paid by Purchaser to Seller at the Closing by wire transfer of immediately available funds to such account as Seller may designate in writing prior to the Closing.
     2.4 Purchase Price Adjustment.
          (a) Purchaser’s Statement; Seller’s Review. No later than ninety (90) days following the Closing Date, Purchaser shall prepare and deliver to Seller a statement of the Net Working Capital as of the Closing Date (“Purchaser’s Statement”). Seller shall have a period of the longer of (i) sixty (60) days from the receipt of Purchaser’s Statement and (ii) one hundred fifty (150) days after the Closing Date (the “Review Period”) to review Purchaser’s Statement. During the Review Period, Purchaser shall make available to Seller such accounting records of the Company and the Subsidiaries as may be relevant to Seller’s review of Purchaser’s Statement. If as a result of such review, Seller disagrees with Purchaser’s Statement, Seller shall deliver to Purchaser a written notice of disagreement (a “Dispute Notice”) prior to the expiration of the Review Period, specifying in reasonable detail the nature and amount of such disagreement and including Seller’s determination of the Net Working Capital as of the Closing Date. If Seller agrees with Purchaser’s Statement, Seller shall deliver a written statement to

Purchaser within the Review Period accepting Purchaser’s Statement (an “Acceptance Notice”), in which case Purchaser’s Statement shall be final and binding, effective as of the date on which Purchaser receives the Acceptance Notice. If Seller does not deliver a Dispute Notice or an Acceptance Notice within the Review Period, then Purchaser’s Statement shall be final and binding, effective as of the first business day after the expiration of the Review Period.
          (b) Resolution of Disputes. If Seller delivers a Dispute Notice to Purchaser in a timely manner, then Purchaser and Seller shall attempt in good faith to resolve such dispute within fifteen (15) days from the date of the Dispute Notice (or such longer period as the parties may mutually agree). If Purchaser and Seller cannot reach agreement within such fifteen (15) day period (or such longer period as they may mutually agree), then Purchaser and Seller shall promptly refer the specific items in dispute to PricewaterhouseCoopers LLP (the “Independent Auditor”) for binding resolution. The Independent Auditor shall work to resolve such dispute promptly and, to the extent practicable, within thirty (30) days from the date the dispute is submitted to the Independent Auditor. The Independent Auditor shall act based solely on the presentations of Purchaser and Seller and not by independent review. Any item not specifically referred to the Independent Auditor for evaluation shall be deemed final and binding on the parties. The Independent Auditor shall deliver to both Purchaser and Seller a written opinion setting forth the final determination of the Net Working Capital as of the Closing Date calculated in accordance with the provisions of this Agreement, which shall not be more than as set forth in the Dispute Notice nor less than as set forth in Purchaser’s Statement. The determination of the Independent Auditor shall be final and binding, effective as of the date the Independent Auditor’s written opinion is received by Purchaser and Seller. The fees, costs and expenses of the Independent Auditor shall be borne equally by Purchaser and Seller.
          (c) Final Settlement. If the Final Net Working Capital as of the Closing Date is less than the Target Amount (i.e., a larger negative number), then Seller shall, within five (5) business days from the effective date of such final determination, pay to Purchaser the amount of such difference plus an amount computed like simple interest on an annual basis at the prime lending rate as reported in the Wall Street Journal from the Closing Date through the date of payment, such payment to be made by wire transfer of immediately available funds to such bank account as Purchaser may designate (or in the absence of any such designation, by corporate check mailed to Purchaser). If the Final Net Working Capital as of the Closing Date is greater than the Target Amount (i.e., a smaller negative number or a positive number), then Purchaser shall, within five (5) business days from the date of such final determination, pay to Seller the amount of such difference plus an amount computed like simple interest on an annual basis at the prime lending rate as reported in the Wall Street Journal from the Closing Date through the date of payment, such payment to be made by wire transfer of immediately available funds to such bank account as Seller may designate (or in the absence of any such designation, by corporate check mailed to Seller). Any payments made pursuant to this Section 2.3 shall be consistently treated as adjustments to the Purchase Price.
          (d) Certain Employee Bonus Plans. If the Company would have recorded an accrual as of the Closing Date with respect to an employee bonus plan or program (other than any Change in Control Agreement) of the Company or any Subsidiary in the ordinary course of business, and Purchaser causes any such plan or program to be amended after the Closing to decrease the bonuses payable under such plan or program with respect to the portion of the applicable bonus period ending on the Closing Date, then the accrual for such bonus plan or program shall be reduced in determining the Final Net Working Capital as of the Closing Date to reflect the bonus amount that would have been accrued under such amended plan or program. In no event shall any such amendment result in any increase in the accrual for the purposes of determining Final Net Working Capital as of the Closing Date.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller represents and warrants to Purchaser as follows, subject to the exceptions set forth in the disclosure schedule attached hereto (the “Disclosure Schedule”):
     3.1 Organization and Authorization of Seller. Seller is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has all requisite limited liability company power and authority to own and operate its assets and to carry on its business as presently conducted. Seller has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.
     3.2 Due Execution and Delivery; Binding Obligations. The execution, delivery and performance of this Agreement by Seller have been duly authorized by all necessary action on the part of Seller. This Agreement has been duly executed and delivered by Seller. This Agreement constitutes the legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.
     3.3 Organization; Power and Authority; Good Standing.
          (a) The Company and the Subsidiaries are corporations, duly organized, validly existing and in good standing under the Laws of their respective jurisdictions of incorporation. The Company and the Subsidiaries have all requisite corporate power and authority to own and operate their respective assets and to carry on their respective businesses as presently conducted.
          (b) The Company and each Subsidiary is qualified to do business in each jurisdiction in which the conduct of its business or ownership of its properties make such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect and would not materially delay the Closing or materially and adversely affect the ability of the parties to consummate the transactions contemplated hereby.
     3.4 Capitalization; Title to the Shares.
          (a) The authorized capital stock of the Company consists of 1,000 shares of common stock, $0.01 par value per share, of which 100 shares are issued and outstanding and which constitute the Shares. The Shares are owned, of record and beneficially, by Seller, and at the Closing will be free and clear of all Encumbrances, except for restrictions on transfer under federal and state securities Laws. The Shares are duly and validly authorized, issued and outstanding, fully paid and non-assessable. There are no outstanding subscription, option, warrant, call rights, preemptive rights or other agreements or commitments obligating the Company to issue, sell, deliver or transfer (including any rights of conversion or exchange under any outstanding security or other instrument) any economic, voting, ownership or any other type of interest or security in the Company.
          (b) Each Subsidiary is wholly owned by the Company or another Subsidiary. All of the outstanding shares of capital stock of each Subsidiary are validly issued, fully paid and non-assessable. There are no outstanding subscription, option, warrant, call rights, preemptive rights or other agreements or commitments obligating any Subsidiary to issue, sell, deliver or transfer (including any rights of conversion or exchange under any outstanding security or other instrument) any economic, voting, ownership or any other type of interest or security in such Subsidiary.
          (c) Except for its direct and indirect ownership interests in the Subsidiaries, the Company does not own, directly or indirectly, any voting securities or other equity interests in, or have the right to control, any other Person.
     3.5 No Conflict or Violation. Neither the execution and delivery of this Agreement by Seller nor the consummation of the transactions contemplated hereby will result in (i) a violation of, or a conflict with, the Organizational Documents of Seller, the Company or any Subsidiary; (ii) a material violation by Seller, the Company or any Subsidiary of any applicable Law; or (iii) a violation by Seller, the Company or any Subsidiary of any order, judgment, writ, injunction decree or award to which Seller, the Company or any Subsidiary is a party or by which it is bound. Except as set forth on Section 3.5 of the Disclosure Schedule or for any required filing pursuant to the HSR Act, no material consents, Permits, approvals or authorizations of, or declarations, filings, applications, transfers or registrations with, any Governmental Authority or any other Person are required to be made or obtained by either Seller, the Company or any Subsidiary by virtue of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.
     3.6 Legal Proceedings. Except as set forth on Section 3.6 of the Disclosure Schedule,
          (a) There is no action, claim, lawsuit, complaint or other proceeding pending before, or to the Knowledge of Seller threatened by, any court or other Governmental Authority (i) against, relating to or affecting the Company or any Subsidiary, or any of their respective properties or assets that is material to the Company, (ii) that challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or (iii) that challenges or questions the legal right of the Company or any Subsidiary to conduct their respective operations as presently or previously conducted; and
          (b) Neither the Company nor any Subsidiary, nor any of their respective assets or properties, is subject to any order, judgment, injunction, writ, indictment or information, grand jury subpoena or civil investigative demand, plea agreement, stipulation, decree or award (whether rendered by a court, commission, arbitration tribunal, or judicial, governmental or administrative department, body, agency, administrator or official, grand jury or any other forum for the resolution of grievances).
     3.7 Compliance with Law. The Company and each Subsidiary operates, and since July 22, 2003 (except for any noncompliance that has been fully addressed and resolved as of the date hereof), has operated, its business in compliance in all material respects with all applicable Laws. Except as set forth on Section 3.7 of the Disclosure Schedule or for any matters that have been fully addressed and resolved as of the date hereof, since July 22, 2003, none of Seller, the Company or any Subsidiary has received any written notice from any Governmental Authority claiming any material violation by the Company or any Subsidiary of any Law, and neither the Company nor any Subsidiary is subject to any consent, injunction, order, judgment or decree which resulted from a violation of applicable Laws nor has the Company or any Subsidiary received any notice of any claimed noncompliance with any of the foregoing.
     3.8 Financial Statements.
          (a) Attached as Section 3.8(a) of the Disclosure Schedule are copies of the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2004 and December 31, 2005 and the unaudited consolidated financial statements of the Company for the six month period ended June 30, 2006 (collectively, the “Financial Statements”).
          (b) Except as set forth in the notes to the Financial Statements or as set forth on Section 3.8(b) of the Disclosure Schedule, the Financial Statements (i) have been prepared in accordance with GAAP on a consistent basis during the respective periods covered thereby, (ii) are true and correct in all material respects and (iii) fairly present in all material respects the financial condition of the Company as of the dates thereof and the financial operations of the Company for the periods covered thereby.
          (c) Attached as Section 3.8(c) of the Disclosure Schedule are copies of the pro forma consolidated financial statements of the Company for the fiscal year ended December 31, 2005 and for the six month period ended June 30, 2006 (the “Pro Forma Financial Statements”). The Pro Forma Financial Statements have been prepared from the Financial Statements on the basis set forth therein and using the assumptions set forth therein to give pro forma effect to the exclusion of the Excluded Assets and Excluded Liabilities and the Sale of the Disability Business and the Sale of Risk and Safety Business as if such transactions had been consummated on December 31, 2004.
          (d) The books of account and other financial records of the Company and the Subsidiaries are in all material respects complete and correct and do not contain or reflect any material inaccuracies or discrepancies.
     3.9 Absence of Material Undisclosed Liabilities. Neither the Company nor any Subsidiary has any material liabilities or obligations (whether absolute or contingent ) of a type normally reflected or reserved for on a balance sheet prepared in accordance with GAAP or in the notes thereto except for liabilities and obligations (i) reflected or reserved for on the most recent balance sheet included in the Financial Statements or disclosed in the notes to the Financial Statements, (ii) that have arisen since the date of such balance sheet in the ordinary course of business consistent with past practice or (iii) liabilities, commitments or obligations to the extent expressly disclosed in the Disclosure Schedule.
     3.10 Absence of Changes. Since January 1, 2006, no change or event has occurred that has had or would reasonably be anticipated to have a Material Adverse Effect and, except as expressly contemplated by this Agreement (including, without limitation, the transactions contemplated by Section 2.1):
          (a) The Company and the Subsidiaries have operated their respective businesses in the ordinary course, consistent with past practice;
          (b) Neither the Company nor any Subsidiary has sold, transferred, disposed of, or agreed to sell, transfer, or dispose of, any assets other than in the ordinary course of business consistent with past practice;
          (c) Neither the Company nor any Subsidiary has acquired any assets except in the ordinary course of business consistent with past practice, nor acquired or merged with any other business;
          (d) Neither the Company nor any Subsidiary has made any loan, advance or capital contributions to or investment in any Person;
          (e) Neither the Company nor any Subsidiary has incurred any indebtedness for borrowed money or entered into any guaranty of such indebtedness, and neither the Company nor any Subsidiary has incurred any other material liability or obligation other than in the ordinary course of business consistent with past practice;
          (f) No material Encumbrances (except Permitted Encumbrances) of any kind have been created or incurred on any assets or properties of the Company or any Subsidiary;
          (g) No asset or property of the Company or any Subsidiary has been destroyed, damaged or otherwise lost (whether or not covered by insurance);
          (h) Neither the Company nor any Subsidiary has canceled or forgiven any material debts or claims or redeemed or repaid any indebtedness for borrowed money;
          (i) Neither the Company nor any Subsidiary has made any change in any tax or accounting practice, policy or method; and
          (j) There has been no agreement to take any action described above.
     3.11 Material Contracts.
          (a) Section 3.11 of the Disclosure Schedule lists each of the following Contracts to which the Company or any Subsidiary is a party as of the date of this Agreement

(excluding any Contract which will not survive the Closing and excluding the Leases listed on Section 3.13 of the Disclosure Schedule) (each such Contract, a “Material Contract”):
               (i) each Contract involving the borrowing of money by, or any extension of credit to, the Company or any Subsidiary (including any loan agreement, promissory note, guarantee, letter of credit or similar Contract);
               (ii) each Contract pursuant to which the Company or any Subsidiary is committed to make capital expenditures in excess of $1,000,000 in the fiscal year ending December 31, 2006 or any fiscal year thereafter;
               (iii) each Contract pursuant to which the Company or any Subsidiary is committed to make purchases of goods or services in excess of $1,000,000 in the fiscal year ending December 31, 2006 or any fiscal year thereafter;
               (iv) each Contract to sell, lease or otherwise dispose of any material assets or properties of the Company or any Subsidiary other than in the ordinary course of business;
               (v) each Contract with a Material Customer or Material Carrier;
               (vi) each joint venture or partnership agreement; and
               (vii) any other Contract entered into other than in the ordinary course of business consistent with past practice involving aggregate payments by or to the Company or any Subsidiary in excess of $1,000,000 per year.
          (b) Each Material Contract is valid, binding and enforceable against the Company or a Subsidiary, as the case may be, in accordance with its terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally, and (ii) general principles of equity. Neither the Company nor any Subsidiary is in material breach of any Material Contract, and no breach will occur as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby. To the Knowledge of Seller, none of the other parties to any Material Contract is in material breach thereof.
     3.12 Material Customers. Section 3.12 of the Disclosure Schedule sets forth a true and complete list of (a) the top 35 customers of the Company and the Subsidiaries, on a consolidated basis, based on billings for the twelve-months ended June 30, 2006 (but excluding revenue related to the businesses sold in connection with the Sale of the Risk and Safety Business and the Sale of the Disability Business and excluding any customers who were not “active” customers as of December 31, 2005, i.e., customers that were in run-off mode as of such date) (each, a “Material Customer”) and (b) the top 10 insurance carriers with whom the Company and the Subsidiaries have contracts relating to the processing of claims, based on the number of claims processed for the twelve months ended June 30, 2006 (but excluding any such carriers who were not “active” as of December 31, 2005, i.e., carriers that were in run-off mode as of such date) (each, a “Material Carrier”). Since December 31, 2005 through the date hereof, no Material Customer or Material Carrier has informed the Company or any Subsidiary in writing that such Material Customer or Material Carrier intends to cease doing business with the Company or any Subsidiary or to terminate or materially decrease its business with the Company or any Subsidiary. Section 3.12 of the Disclosure Schedule sets forth a true and complete list of each Material Carrier that has provided the Company or any Subsidiary with technical audit scores since June 30, 2005. Complete copies of such technical audit scores have been made available to Purchaser prior to the date hereof.
     3.13 Real Property.
          (a) Neither the Company nor any Subsidiary owns any real property. Section 3.13 of the Disclosure Schedule sets forth a complete list of all Leases. The real property subject to the Leases constitutes all of the real property interests which are leased, licensed, used or occupied in whole or in part by the Company or any Subsidiary in connection with their respective businesses.
          (b) Each Lease is valid, binding and enforceable against the Company or a Subsidiary in accordance with its terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally, and (ii) general principles of equity.
          (c) Neither the Company nor any Subsidiary is in material breach of any Lease, and, to the Knowledge of Seller, none of the other parties to any Lease is in material breach thereof.
          (d) All of the buildings, structures and other improvements at the real property subject to the Leases are adequate and suitable in all material respects for the purposes for which they are currently being used by the Company or the Subsidiaries. Neither the Company nor any Subsidiary has received any written notice that any improvements situated in whole or in part on the real property subject to the Leases are not in material compliance with all applicable Laws.
          (e) There has not been any “taking” by eminent domain of, and, to the Knowledge of Seller, no preliminary steps have been taken for any such eminent domain proceedings with respect to any of the real property subject to the Leases.
     3.14 Tangible Property. The Company and the Subsidiaries have good and marketable title to, or a valid leasehold interest in, all equipment, furniture and other tangible assets used in the ordinary course of their respective business and operations, free and clear of any Encumbrances other than Permitted Encumbrances. All of the assets, owned or leased by the Company or any Subsidiary are in good working order, ordinary wear and tear excepted, and suitable for the purposes for which they are being used.
     3.15 Taxes.
          Except as set forth on Section 3.15 of the Disclosure Schedule,

          (a) The Company and the Subsidiaries have (i) timely filed all Tax Returns required to be filed by them in accordance with all applicable Laws (taking into account all valid extensions) and (ii) paid all Taxes shown to have become due pursuant to such Tax Returns, and all such Tax Returns were true and complete in all material respects as of the date such Tax Returns were filed or subsequently amended. All Tax accounting periods and methods used by the Company and the Subsidiaries are in accordance with applicable Laws.
          (b) The Company and the Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any Subsidiary. No federal, state, local or foreign audit, examination or other administrative proceeding exists or has been initiated with regard to Taxes or Tax Returns of or that includes the Company or any Subsidiary. There is no material dispute or claim concerning any Tax liability of the Company or of any Subsidiary either (1) claimed or raised by any Taxing Authority in writing or (2) as to which Seller, the Company, or any Subsidiary has any Knowledge based upon personal contact with any agent of any Taxing Authority.
          (c) Section 3.15(c) of the Disclosure Schedule lists all state income and franchise Tax Returns filed with respect to the Company and any Subsidiary for taxable periods ended on or after December 31, 2003 and indicates those state income and franchise Tax Returns that have been audited and indicates those state income and franchise Tax Returns that are currently the subject of audit. Seller has delivered to Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by Seller, Company, and any Subsidiary since July 23, 2003. Neither the Company nor any Subsidiary (i) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, (ii) is a party to any tax sharing, tax indemnity or other agreement or arrangement with any entity not included in the Company’s consolidated financial statements most recently filed by the Company, (iii) is a party to or bound by any closing agreement or offer in compromise with any Governmental Authority, (iv) is a party to any agreement, contract, arrangement or plan that would, as a consequence of the consummation of the transactions contemplated hereby, result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of section 280G of the Code or any similar provision of foreign, state or local Law.
          (d) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in accounting method or a taxable period ending on or before the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) prepaid account received on or prior to the Closing Date.
          (e) None of the assets of the Company or any Subsidiary is (i) “tax exempt use property” within the meaning of Section 168(h) of the Code or (ii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

          (f) The Company has been an “S corporation” and each Subsidiary has been a “qualified subchapter S subsidiary” within the meaning of Sections 1361 and 1362 of the Code since July 23, 2003 for federal and state income Tax purposes. The transactions involving the Excluded Assets and the Excluded Liabilities will not result in the imposition of any corporate-level Taxes under Sections 1374 or 1375 of the Code (or any corresponding or similar provisions of state or local Tax law).
          (g) The Company and each Subsidiary have disclosed on their federal income Tax Returns or have otherwise communicated to the IRS all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
          (h) References in this Section 3.15 to the Company and its Subsidiaries shall be deemed to include their respective predecessors in interest.
     3.16 Permits. Section 3.16 of the Disclosure Schedule lists all material Permits that are necessary to entitle the Company or any Subsidiary to own or lease, operate and use its assets and to carry on and conduct its business as currently conducted. Except as set forth on Section 3.16 of the Disclosure Schedule, (i) there are no pending or, to the Knowledge of Seller, threatened claims or proceedings challenging the validity of or seeking to revoke or discontinue (other than expiration according to each respective Permit’s terms), any of the Permits, and (ii) there are no material defaults by the Company or any Subsidiary which but for notice of lapse of time or both would constitute a default under the Permits, and each such Permit is in full force and effect. The Company and each Subsidiary has complied with and is in compliance with the terms and conditions of such Permit and has not received any notices that it is in violation of any of the terms or conditions of such Permits.
     3.17 Intellectual Property.
          (a) Section 3.17(a) of the Disclosure Schedule lists all (i) patents and patent applications owned by the Company or any Subsidiary, (ii) registered copyrights owned by the Company or any Subsidiary, (iii) material trademarks, service marks and logos owned by the Company or any Subsidiaries, (iv) licenses pursuant to which the Company or any Subsidiary licenses any material Intellectual Property to or from any Person, and (v) domain names registered by or on behalf of the Company or any Subsidiary.
          (b) Except as set forth on Section 3.17(b) of the Disclosure Schedule, the Intellectual Property is either owned by the Company or a Subsidiary free and clear of all Encumbrances, other than Permitted Encumbrances, or licensed by the Company or a Subsidiary from a third party pursuant to a valid and enforceable written license.
          (c) Except as set forth on Section 3.17(c) of the Disclosure Schedule, to Seller’s Knowledge, the use of any Intellectual Property by the Company and the Subsidiaries in the conduct of their businesses does not violate or infringe any intellectual property rights of any Person, and since July 22, 2003, no claims have been made in writing to Seller, the Company or any Subsidiary by any Person that (i) the Company or any Subsidiary does not own or have the right to use any Intellectual Property used by it, or (ii) the Company or any Subsidiary is violating or infringing the intellectual property rights of any other Person.
          (d) Except as set forth on Section 3.17(d) of the Disclosure Schedule, to Seller’s Knowledge, no Intellectual Property owned by the Company or any Subsidiary is subject to any outstanding claim, dispute, action, suit, appeal, order, proceeding (other than pending proceedings before a Governmental Authority pertaining to applications for patent or trademark or copyright registration) or stipulation restricting in any materially adverse manner the use thereof by the Company or any Subsidiary.
          (e) Except as set forth on Section 3.17(e) of the Disclosure Schedule, the consummation of the transactions provided for under this Agreement will not result in the loss or impairment of any Intellectual Property owned by or licensed to the Company or any Subsidiary, and each item of Intellectual Property owned or used by the Company or any Subsidiary immediately prior to the Closing will be owned or available for use by Purchaser on identical terms and conditions immediately subsequent to the Closing.
          (f) The Company and each of its Subsidiaries have taken commercially reasonable actions to maintain and protect the confidentiality of the trade secrets and confidential information of the Company and its Subsidiaries.
     3.18 Employee Matters and Benefit Plans. Except as set forth in Section 3.18(a) of the Disclosure Schedule:
          (a) No employees of the Company or of any Subsidiary are represented by any labor organization and neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement or other agreement with any labor organization. Since January 1, 2005, there have been no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to the Knowledge of Seller, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or Governmental Authority with respect to any employees of the Company or of any Subsidiary.
          (b) There are no strikes, work stoppages, slowdowns, job actions, disputes, lockouts, arbitrations, or grievances or other material labor disputes pending or, to the Knowledge of Seller, threatened, against or involving the Company or any Subsidiary. There are no unfair labor practice charges, grievances, or complaints pending or, to the Knowledge of Seller, threatened by or on behalf of any employee or group of employees of the Company or of any Subsidiary.
          (c) Neither the Company nor any Subsidiary has received written notice of any complaints, charges, or claims against the Company or any Subsidiary and, to the Knowledge of Seller, there are no complaints, charges or claims threatened to be brought or filed with any Governmental Authority based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any Subsidiary, which, individually or in the aggregate, are likely to result in a material obligation or liability of the Company or any Subsidiary.

          (d) There has been no “mass layoff” or “plant closing” as defined by the federal Worker Adjustment, Retraining and Notification Act or any similar state statute in respect of the Company or any Subsidiary within the six months prior to the date of this Agreement.
          (e) Section 3.18(e) of the Disclosure Schedule contains a true and complete list of each Seller Benefit Plan and each Company Benefit Plan in effect as of the date of this Agreement. With respect to each Company Benefit Plan, Seller has heretofore delivered or made available to Purchaser a true and complete copy of the plan documents and any amendments thereto, and any related trust or other funding vehicle, the current plan summary or summary plan description, or, if such plan is not subject to ERISA, a written summary of the benefits. With respect to each Seller Benefit Plan, Seller has heretofore delivered or made available to Purchaser a true and complete copy of the current plan summary or summary plan description, or, if such plan is not subject to ERISA, a written summary of the benefits.
          (f) No Seller Benefit Plan will be available to the Company or any Subsidiary following the Closing.
          (g) Each Company Benefit Plan complies, and has complied since July 22, 2003 (except for any noncompliance that has been fully addressed and resolved as of the date hereof), in all material respects with the provisions of and has been administered in material compliance with the applicable provisions of the Code and ERISA and all other applicable Laws.
          (h) There is no pending or, to the Knowledge of Seller, threatened claim, legal action, proceeding, audit or investigation against or involving any Company Benefit Plan, other than routine claims for benefits.
          (i) No Company Benefit Plan is or was subject to Title IV of ERISA or Section 412 of the Code or is or was a “multiemployer plan” within the meaning of Section 3(37) of ERISA. Neither the Company nor any Subsidiary has received notice with respect to any Company Benefit Plan that is a multiemployer plan of (i) any failure by such plan to satisfy the minimum funding requirements of Section 412 of the Code, (ii) any application for or receipt of a waiver of such minimum funding requirements with respect to such plan, or (iii) such plan’s insolvency, entry into reorganization within the meaning of Section 4241 of ERISA, intention to terminate or proposed or threatened termination. None of Seller or its Affiliates, the Company or the Subsidiaries has terminated or withdrawn from or sought a funding waiver with respect to a Company Benefit Plan that is subject to Title IV of ERISA.
          (j) No Company Benefit Plan provides or at any time has provided benefits to current or former consultants, independent contractors, contingent workers or leased employees of Seller, the Company or any Subsidiary or any members of the boards of directors (or other similar governing body) of Seller, the Company or any Subsidiary (in their capacity as such).
          (k) Neither the Company nor any Subsidiary has any actual or potential withdrawal liability with respect to any multiemployer plan. Neither the Company nor any Subsidiary is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the

Code or Section 4001(b) of ERISA with any other entity, trade or business, whether or not incorporated, other than the Company and the Subsidiaries. None of the Company or the Subsidiaries has incurred any liability to the Company or any Subsidiary under the Code or ERISA or other applicable law with respect to an ERISA Affiliate Plan.
          (l) Each Company Benefit Plan that meets or purports to meet the requirements of Section 401(a) of the Code is qualified in form and operation under Section 401(a) of the Code; each trust for each such Company Benefit Plan is exempt from federal income tax under Section 501(a) of the Code.
          (m) All contributions with respect to or on behalf of employees of the Company or any Subsidiary to any Company Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA which have been required in accordance with the terms of such Company Benefit Plan have been timely made or accrued.
          (n) To the Knowledge of Seller, the records of the Company and the Subsidiaries accurately reflect in all material respects the employment or service histories of their current or former employees.
          (o) Except as provided in Section 5.6(f) with respect to payments to be made pursuant to the Participation Plan and the Change of Control Agreements, the execution, delivery and performance of, and consummation of the transactions contemplated by, this Agreement will not (1) entitle any current or former employee (or any of their dependents, spouses or beneficiaries) to severance pay, unemployment compensation or any other payment, or (2) accelerate the time of payment or vesting, or increase the amount of compensation due any such individual.
          (p) The assets of the Rabbi Trust associated with the Broadspire Management Services, Inc. Deferred Compensation Plan are at least equal in value as of the Closing Date to the value of the liabilities under the Broadspire Management Services, Inc. Deferred Compensation Plan.
     3.19 Environmental Matters.
          (a) The Company and each Subsidiary is in compliance in all material respects with all Environmental Laws. Without limiting the generality of the foregoing, the Company and each Subsidiary has obtained and is in compliance, in all material respects, with all permits, licenses and other authorizations that may be required pursuant to Environmental Laws for the occupation of their facilities and the operation of its business as currently conducted.
          (b) Neither the Company nor any Subsidiary has received any outstanding written notice, written report or other written information regarding any actual or alleged material violation of Environmental Laws, or any material liabilities or potential material liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, arising under Environmental Laws, with respect to its business.

          (c) Except as set forth on Section 3.19(c) of the Disclosure Schedule, to the Knowledge of Seller, none of the following exists at any property or facility owned or operated by the Company or any Subsidiary: (i) underground storage tanks; (ii) asbestos-containing material in any form or condition; (iii) materials or equipment containing polychlorinated biphenyls; or (iv) landfills, surface impoundments, or disposal areas.
          (d) Neither the Company nor any Subsidiary has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released, or exposed any person to, any substance, including without limitation any Hazardous Substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) so as to give rise to any current or future material liabilities, including any liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigative, corrective or remedial obligations, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or the Solid Waste Disposal Act, as amended, or any other Environmental Laws.
          (e) Neither the Company nor any Subsidiary has assumed, undertaken, or otherwise become subject to any material liability, including without limitation any obligation for corrective or remedial action, of any other person relating to Environmental Laws.
          (f) Neither the Company nor any Subsidiary has manufactured, sold, marketed, installed or distributed products or items containing asbestos, and none of such entities has any material liability (contingent or otherwise) with respect to the presence or alleged presence of asbestos or asbestos-containing material in any such product or item or at or upon any property or facility.
     3.20 Insurance. Section 3.20 of the Disclosure Schedule lists all policies of insurance with respect to the assets or business of the Company and the Subsidiaries. All such insurance policies are in full force and effect and neither Seller, the Company nor any Subsidiary has agreed to reduce or cancel any of such insurance policies prior to the Closing or received notice of any actual or threatened modification or cancellation of any such policies. All such policies are held by Seller or an Affiliate of Seller other than the Company or a Subsidiary and, except as expressly provided in any such insurance policy with respect to (i) claims made prior to the Closing, in the case of “claims made” policies, or (ii) occurrences prior to the Closing, in the case of “occurrence-based” policies, will not be available to Purchaser, the Company or any Subsidiary after the Closing, and Purchaser shall be responsible for arranging for such insurance for the Company and the Subsidiaries after the Closing as Purchaser shall deem appropriate.
     3.21 Affiliate Transactions. Except as otherwise provided in this Agreement, including, without limitation, Section 2.1, and except for such Contracts as will be terminated on or prior to the Closing, none of Seller or any officer, director, employee, stockholder, or Affiliate of Seller, the Company or any Subsidiary is a party to any Contract or transaction with, or has any claim for indemnification under applicable Law or any agreement against, the Company or any Subsidiary or has any interest in any property, real or personal or mixed, tangible or intangible, of the Company or any Subsidiary.

     3.22 No Brokers or Finders. No agent, broker, finder, investment or commercial banker or other Person, engaged by or acting on behalf of Seller or any of its Affiliates, the Company or any Subsidiary in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated herein, is or will be entitled to any broker’s or finder’s or similar fees or other commissions from the Company or any Subsidiary as a result of this Agreement or the transactions contemplated herein.
     3.23 Disclaimer of Additional and Implied Warranties. Seller is making no representations or warranties, express or implied, of any nature whatsoever except as specifically set forth in this Article III, and no other statements, documents or communications that may be made or provided, or may have been made or provided, including, without limitation, the Confidential Information Memorandum prepared by StoneRidge Advisors, LLC in connection with the proposed sale of the Company, or any other information made available to Purchaser or its Representatives at any time in any “data room,” management presentation, break-out session or response to any question submitted by Purchaser or its Representatives, shall be deemed to be a representation or warranty of Seller for any purpose.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchaser represents and warrants to Seller as follows:
     4.1 Organization and Authorization of Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of its State of incorporation. Purchaser has the requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.
     4.2 Due Execution and Delivery; Binding Obligations. The execution, delivery and performance by Purchaser of this Agreement have been duly authorized by all necessary action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser. This Agreement constitutes the legal, valid and binding agreement of Purchaser, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or similar Laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.
     4.3 Legal Proceedings. There is no pending or, to the Knowledge of Purchaser, threatened action, suit, arbitration proceeding, unfair labor practice proceeding, investigation or inquiry before any court or governmental or administrative body or agency, or any private arbitration tribunal, against, relating to or affecting the transactions contemplated by this Agreement, which would have a material adverse effect on transactions contemplated hereunder. There is not in effect any order, judgment or decree of any court or governmental or administrative body or agency enjoining, barring, suspending, prohibiting or otherwise limiting Purchaser from conducting or engaging in any aspect of the business of the Company or the Subsidiaries or entering into or consummating the transactions contemplated by this Agreement, or requiring Purchaser to take certain action with respect to any aspect of the business of the Company or the Subsidiaries.

     4.4 No Conflict or Violation. Neither the execution and delivery of this Agreement by Purchaser nor the consummation of the transactions contemplated hereby or thereby, will result in (i) a violation of, or a conflict with, Purchaser’s Organizational Documents; (ii) a material violation by Purchaser of any applicable Law; or (iii) a violation by Purchaser of any order, judgment, writ, injunction decree or award to which is a party or by which Purchaser is affected. Except for any required filing pursuant to the HSR Act, no consents, Permits, approvals or authorizations of, or declarations, filings, applications, transfers or registrations with, any Governmental Authority or any other Person are required to be made or obtained by Purchaser by virtue of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for the consent of Purchaser’s lender that will be required in connection with the financing contemplated by Section 4.6 or where the failure to obtain or make would not reasonably be anticipated to materially delay the Closing or materially and adversely affect the ability of the parties to consummate the transactions contemplated hereby.
     4.5 No Brokers or Finders. No agent, broker, finder, investment or commercial banker or other Person engaged by or acting on behalf of Purchaser or any of its Affiliates in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated herein is or will be entitled to any broker’s or finder’s or similar fees or other commissions as a result of this Agreement or the transactions contemplated herein except for such fees that will be payable by Purchaser or by the Company after the Closing.
     4.6 Funding. Section 4.6 of the Disclosure Schedule contains a true, complete and correct copy of an executed commitment letter to provide to Purchaser financing for the transactions contemplated by this Agreement (the “Financing Documents”). The Financing Documents are in full force and effect and have not been amended or modified. Purchaser has no reasonable expectation as of the date of this Agreement that any of the conditions set forth in the Financing Documents will not be satisfied. The financing contemplated by the Financing Documents constitutes all of the financing required to be provided by Purchaser for the consummation of the transactions contemplated by this Agreement and the payments of all fees and expenses incurred by Purchaser in connection therewith.
     4.7 Investment Intent. Purchaser is acquiring the Shares for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof. Purchaser has no present intention of selling, granting participation in, or otherwise distributing the Shares. Purchaser is an “accredited investor” as defined in Rule 501(a) under the Securities Act of 1933, as amended. Purchaser understands that the Shares have not been registered under the Securities Act of 1933, as amended, and that the Shares may not be sold, transferred or otherwise disposed of without registration under the Securities Act of 1933, as amended, or an exemption therefrom. Purchaser has such knowledge and experience in financial, Tax, and business matters in general, and investments in securities in particular, so as to enable Purchaser to evaluate the merits and risks of an investment in the Shares and to make an informed investment decision with respect to an investment in the Shares.
     4.8 No Other Representations or Warranties; Full Disclosure. Purchaser represents that it is a sophisticated entity that was advised by knowledgeable counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement and has conducted its own independent review and evaluation of the Company, the Subsidiaries and their respective businesses. Purchaser further represents that it has received all the information it considers necessary or appropriate for deciding whether to purchase the Shares and that it has had an opportunity to ask questions and receive answers from Seller, the Company and the Subsidiaries regarding the businesses of the Company and the Subsidiaries. In making its decision to purchase the Shares, Purchaser is not relying on any document or written or oral information furnished to it or discovered by it or its Representatives, including any financial data, other than as contained in this Agreement, and to the fullest extent permitted by Law, Purchaser’s rights and obligations with respect to all of the foregoing matters will be solely as set forth in this Agreement.
ARTICLE V
COVENANTS
     5.1 Access to Information. From the date hereof through the Closing Date, Seller shall provide Purchaser with such information regarding the Company and the Subsidiaries as Purchaser may reasonably request. Notwithstanding the foregoing, Purchaser shall not (i) contact any employees of the Company or any Subsidiary without the prior consent of Seller, which consent will not be unreasonably withheld or (ii) contact any lessor, customer or supplier of the Company or any Subsidiary without the prior written consent of Seller (it being understood that such written consent may be obtained by e-mail communications from appropriate personnel of Seller), which consent will not be unreasonably withheld. For a period of at least seven (7) years after the Closing Date, Purchaser shall retain all business, accounting, and operating records of the Company and each Subsidiary (in any form or medium), including the corporate records of and with respect to the Company and the Subsidiaries, and shall provide Seller and its Representatives and Affiliates with reasonable access thereto on reasonable prior notice.
     5.2 Conduct of the Business. Except as specifically contemplated by this Agreement, from the date hereof through the Closing Date, Seller shall cause the Company and each Subsidiary to conduct its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, except as specifically contemplated by this Agreement, Seller shall not, and shall cause the Company and each Subsidiary to not:
               (i) amend the Company’s or any Subsidiary’s Organizational Documents;
               (ii) authorize or issue any shares of capital stock of the Company or of any Subsidiary or any subscription, option, warrant, call rights, preemptive rights or other agreements or commitments obligating the Company or any Subsidiary to issue, sell, deliver or transfer (including any rights of conversion or exchange under any outstanding security or other instrument) any economic, voting, ownership or any other type of interest or security in the Company or such Subsidiary;
               (iii) sell, transfer, dispose of, or agree to sell, transfer, or dispose of, any assets other than in the ordinary course of business consistent with past practice;

               (iv) acquire any assets except in the ordinary course of business consistent with past practice or acquire, or merge with any other Person;
               (v) create or incur any material Encumbrances (except Permitted Encumbrances) of any kind on any assets or properties of the Company or any Subsidiary;
               (vi) change any financial or Tax accounting practice, policy or method, make or revoke any election relating to Taxes, file any amended Tax Return or claim for refund, or settle any material claim relating to Taxes, in each case except as described on Section 5.2(vi) of the Disclosure Schedule;
               (vii) violate or breach any Material Contract;
               (viii) make any loan, advance or capital contributions to or investment in any Person;
               (ix) incur any indebtedness for borrowed money or enter into any guarantee of such indebtedness, or incur any other material liability or obligation other than in the ordinary course of business consistent with past practice;
               (x) cancel or forgive any material debts or claims or redeem or repay any indebtedness for borrowed money; or
               (xi) authorize, commit or agree to take any of the foregoing actions.
     5.3 Regulatory and Other Authorizations; Consents; Permits.
          (a) Each party hereto shall use its commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of any Governmental Authority that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and will cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals. Purchaser shall use its commercially reasonable efforts to obtain, and Seller shall use its commercially reasonable efforts to cooperate in obtaining, as soon as practicable, the consent of each other Person that is required under any Contract, Permit or otherwise as a result of the transactions contemplated by this Agreement; provided, however, that prior to the Closing, Purchaser shall not contact such Persons without the prior written consent of Seller. Without limiting the generality of the foregoing, Purchaser agrees to provide such assurances as to financial capability, resources and credit worthiness as may be reasonably requested by any Person whose consent or approval is sought hereunder. To the extent that any Permits are required to be obtained from, or any filings are required to be made with, or any notice is required to be given to, any Governmental Authority on or after the Closing in connection with the transactions contemplated hereby (including, without limitation, the reapplication of any Permits as required under applicable Law), Purchaser shall use its commercially reasonable efforts to obtain such Permits from, make such filings with and/or deliver such notice to such applicable Governmental Authority on the Closing Date or, if permitted, as soon as practicable thereafter.

          (b) In furtherance and not in limitation of Section 5.3(a), to the extent required by the HSR Act, each of the parties hereto shall, promptly after the date hereof and in any event within ten (10) business days after the date hereof, comply with the notification and reporting requirements of the HSR Act and use its reasonable best efforts to obtain termination of the waiting period under the HSR Act, including seeking early termination of the waiting period under the HSR Act. Purchaser shall use commercially reasonable efforts to take such action as may be required (i) by the applicable Governmental Authority in order to resolve any objections as such Governmental Authority may have to such transactions under the HSR Act or (ii) by any domestic court or similar tribunal, in order to avoid the entry of, or to effect the dissolution of any, injunction, temporary restraining order or other order, writ, injunction, decree, award, judgment or ruling entered by or with any Governmental Authority that has the effect of adversely affecting or preventing the consummation of any of such transactions. Purchaser shall pay all fees associated with any filing under or pursuant to the HSR Act. After the HSR Act filing has been made, Purchaser, on the one hand, and Seller, on the other hand, shall keep the other party informed of any material communication thereafter received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding this Agreement or any of the transactions contemplated hereby and permit the other party, through its legal advisors, to (A) consult with each other in advance of any meeting or conference with any Governmental Authority or (B) in connection with any proceeding by a private party, consult with each other in advance of any meeting or conference with such private party.
     5.4 Confidentiality. The confidentiality obligations of the parties shall be governed by that certain Confidentiality and Nondisclosure Agreement executed between Purchaser and a Representative of Seller, dated May 17, 2006, which shall not be affected by the execution of this Agreement.
     5.5 Publicity. Except as may be required by applicable Law or the listing requirements of the New York Stock Exchange, no party to this Agreement shall, or shall allow any of its Affiliates, to make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without prior consent of the other party, and the parties shall cooperate as to the timing and contents of any such announcement. Notwithstanding the foregoing, after the initial announcement of the transactions contemplated hereby by the parties and provided that the Closing has occurred, then each party may issue further press releases, tombstones and similar announcements without the consent of the other party, provided that such announcements are consistent with, and not broader in scope with respect to the information they disclose, than the announcements previously mutually agreed.
     5.6 Employees and Employee Benefits.
          (a) Purchaser understands and acknowledges that all of the health and welfare benefits (including, but not limited to, retirement, medical, dental, life insurance and disability plans) provided to Employees as of the date hereof are provided under any Seller Benefit Plans which will not be available to the Company or any Subsidiary following the Closing. Effective as of the Closing Date and subject to Section 5.6(c), Purchaser shall, or shall cause the Company to, provide each Employee with employee benefits under one or more employee benefit plans offered by Purchaser to similarly situated employees of Purchaser or other companies affiliated with Purchaser (collectively, “Purchaser Sponsored Plans”) in accordance with the terms of the Purchaser Sponsored Plans. Purchaser shall use reasonable best efforts to ensure that all Purchaser Sponsored Plans provide that (i) any waiting periods or limitations regarding pre-existing conditions with respect to all Employees and their beneficiaries under any Purchaser Sponsored Plans will be waived, (ii) each Purchaser Sponsored Plan will give each such Employee credit for such Employee’s service with the Company prior to the Closing for purposes of eligibility to participate in Purchaser Sponsored Plans, and (iii) each Employee’s vacation and personal time off accrued through the Closing Date shall continue to be honored after the Closing Date. Following the Closing, (x) Seller shall be responsible for, and shall indemnify Purchaser, the Company and the Subsidiaries from and against any and all liability with respect to any Seller Benefit Plan, including any liability incurred by Purchaser as a result of Purchaser’s receipt of asset rollovers from Seller’s 401(k) Plan as provided for in Section 5.6(b) (other than any obligations to make distributions with respect to such rollovers) and any claims made or incurred by or related to Employees or Former Employees and their dependents related to any Seller Benefit Plan, and (y) Purchaser shall be responsible for, and shall hold harmless and indemnify Seller from, any and all claims incurred by or related to Employees and their eligible dependents (other than claims related to a Seller Benefit Plan) on or after the Closing Date.
          (b) Without limiting the generality of Section 5.6(a), effective as of the Closing Date, all Employees shall cease to participate in the Platinum Equity 401(k) Plan (“Seller’s 401(k) Plan”), and Purchaser shall provide to such Employees the right to participate in a 401(k) plan offered to similarly situated employees of Purchaser or other companies affiliated with Purchaser (any such 401(k) plan is referred to as “Purchaser’s 401(k) Plan”). Eligible Employees shall receive credit for all service with the Company and any Subsidiary for purposes of eligibility and vesting, but not benefit accrual, under Purchaser’s 401(k) Plan. Effective after the Closing Date, each Employee who, as of the Closing Date, is a participant in Seller’s 401(k) Plan shall be entitled to a distribution of his or her account balance in accordance with the terms of Seller’s 401(k) Plan as in effect from time to time and applicable Law, and Purchaser shall take any and all action necessary to ensure that Purchaser’s 401(k) Plan can accept asset rollovers, including “direct rollovers” within the meaning of Section 401(a)(31) of the Code, from Seller’s 401(k) Plan subject to Purchaser’s receipt of reasonable evidence from Seller that Seller’s 401(k) Plan is qualified under Section 401(a) of the Code as of the time of distribution.
          (c) Without limiting the generality of Section 5.6(a), Purchaser or one of its Affiliates, shall establish a flexible spending account for medical and dependent care expenses under a new or existing plan established or maintained under Section 129 of the Code (“Purchaser’s FSA”), for each Employee who, on or prior to such date, is a participant in a flexible spending account for medical or dependent care expenses under a Seller Benefit Plan (“Seller’s FSA”). In a manner agreed by the parties and consistent with Internal Revenue Service Ruling 2002-32, Seller’s FSA shall transfer to Purchaser’s FSA, as soon as practicable after the Closing Date, the Employees’ account balances and liabilities under Seller’s FSA, and Purchaser’s FSA shall accept responsibility therefore, including responsibility for reimbursement of eligible claims incurred prior to the Closing Date.

          (d) Without limiting the generality of Section 5.6(a), each Employee of any Company or any Subsidiary who is on long term disability leave immediately prior to the Closing shall continue to be covered by the long term disability plan sponsored by Seller as of the date hereof. Purchaser shall ensure that each Company and each Subsidiary continues to provide short term disability benefits (i.e., salary continuation) to all Employees on short-term disability as of the Closing Date. Seller shall give all notices and take any other steps required to ensure that its long term disability insurance plan will cover any Employees who are receiving short-term disability benefits as of the Closing Date and become eligible for long term disability benefits based on the disability for which they are receiving short-term disability as of the Closing Date without returning to work after the Closing Date.
          (e) Without limiting the generality of Section 5.6(a), Seller shall provide COBRA continuation coverage for any Person who becomes a “qualified beneficiary” (as defined in Section 4980B of the Code) with respect to “qualifying events” (as defined in Section 4980B of the Code) that occur on or prior to the Closing. Purchaser shall provide COBRA continuation coverage for all Employees with respect to qualifying events that occur after the Closing.
          (f) All obligations and liabilities of the Company and the Subsidiaries under the Broadspire Management Services, Inc. 2003 Participation Plan (the “Participation Plan”) and all obligations and liabilities of the Company and the Subsidiaries under those certain letter agreements between Broadspire Management Services, Inc. and certain Employees dated as of June 29, 2006 (each, a “Change of Control Agreement” and, collectively, the “Change of Control Agreements”), will be Excluded Liabilities and will be assigned to and assumed by Seller or an Affiliate of Seller (other than the Company or a Subsidiary) prior to the Closing. No later than ten (10) business days prior to the date on which Seller is required to make any payment under the Participation Plan or under any Change of Control Agreement, Seller shall provide written notice to Purchaser identifying (i) the persons to whom such payments are to be made, (ii) the anticipated payment date and (iii) whether such payment is being made pursuant to the Participation Plan or a Change of Control Agreement. If any such payment is being made pursuant to a Change of Control Agreement and the person to whom such payment is to be made is no longer employed by the Company or a Subsidiary (or an Affiliate) at the time Purchaser receives the notice of the proposed payment, Purchaser shall inform Seller that such person is no longer so employed and shall provide Seller with such additional information as Seller may reasonably request, to enable Seller to determine whether or not such payment is required to be made under the applicable Change of Control Agreement. No later than two business days prior to the proposed payment date, Seller shall transmit to Purchaser (or to the Company or a Subsidiary, as Purchaser may request) the aggregate amount of the payments to be paid, together with a final list of the persons to whom such payments are to be made and the amounts of each such payment, and Purchaser shall pay, or shall cause the Company or a Subsidiary to pay each such payment on the designated payment date. To the extent permitted by applicable Tax Laws, Seller and Purchaser shall treat all payments contemplated by this Section 5.6(f) as compensation paid by Seller for all Tax purposes, and Purchaser (or the Company or any Subsidiary making such payments) shall be treated as a paying agent for Seller. Seller shall be responsible for, and shall hold harmless and indemnify Purchaser, the Company or any Subsidiary from any Damages incurred by Purchaser arising out of or related to the Change of Control Agreements, including any net Tax liability incurred by Purchaser, the Company or any Subsidiary as a result of the payment of amounts due under the Change of Control Agreements in accordance with this Section 5.6(f) or any claim by an Employee against Purchaser, the Company or any Subsidiary arising out of or related to a Change of Control Agreement.
          (g) From the date hereof through the Closing Date, to the extent permitted by applicable Laws, Seller shall provide to Purchaser at its request any information, data or records of the Company and the Subsidiaries that Purchaser reasonably requires to facilitate Purchaser’s ability to provide benefits to Employees under the Purchaser Sponsored Plans in accordance with this Section 5.6, and Seller shall use commercially reasonable efforts to provide such information, data or records in the format requested by Purchaser.
     5.7 Performance of Certain Obligations After the Closing.
          (a) Except for the obligations included in the definition of Excluded Liabilities, Purchaser shall cause the Company and the Subsidiaries to perform any and all of their respective obligations under the Prior Agreements to the extent such obligations are required to be performed after the Closing.
          (b) Purchaser shall, and shall cause the Company and the Subsidiaries to cooperate and assist Seller, at Seller’s expense, in pursuing any rights under any of the Prior Agreements that constitute Excluded Assets or in limiting any liabilities or obligations under the Prior Agreements that constitute Excluded Liabilities.
          (c) Purchaser shall cause the Company or a Subsidiary to continue to perform all of Seller’s obligations under that certain Sublease Agreement by and between E*Trade Group, Inc. and Seller effective March 5, 2001 pursuant to which the facility used and occupied by the Company at 100 Windward Plaza, Suite 105, Alpharetta, Georgia is leased and shall indemnify and hold Seller harmless from any failure to perform any such obligations.
     5.8 Non-Competition; Non-Solicitation.
          (a) For a period of 3 years following the Closing, Seller and its Affiliates shall not, directly or indirectly, operate, engage in, manage, own any equity interest in or be associated with any Person that competes with the business conducted by the Company and the Subsidiaries immediately prior to the Closing in the United States; provided, however, that this Section 5.8(a) shall not limit (i) Seller or any Affiliate of Seller from owning a passive ownership interest of less than 5% of the outstanding equity securities in any public traded company or any publicly traded debt securities in any company, or (ii) Seller or any Affiliate of Seller from ownership control of any corporation or enterprise (or interest therein) which derives less than 10% of its total revenues from a business that competes with the business conducted by the Company and the Subsidiaries.
          (b) For period of one year following the Closing, Seller shall not, directly or indirectly, solicit (other than solicitations published in a journal or newspaper or other publication or general circulation) for employment any person who was an Employee as of the Closing Date except (i) with the prior consent of Purchaser or (ii) if such Person has not been employed by the Company or a Subsidiary for a period of at least three months prior to such solicitation.

          (c) Seller acknowledges and agrees that compliance with the covenants contained in this Section 5.8 is necessary to protect the value of the goodwill being acquired by Purchaser and that these covenants are reasonable for such purposes. If any provision contained in this Section 5.8 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 5.8, but this Section 5.8 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained in this Section 5.8 is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extant invalid, such provision shall be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 5.8 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law.
          (d) Notwithstanding anything in this Agreement to the contrary, Seller agrees that Purchaser shall be entitled to (i) seek injunctive relief requiring specific performance by Seller of this Section 5.8 without the necessity of proving actual damages or the posting of a bond and (ii) seek from time to time any other remedies available under applicable Law against Seller if Seller is directly or indirectly in breach of or has breached this Section 5.8.
     5.9 Indemnification of Officers and Directors. For a period of not less than six years after the Closing, Purchaser shall, and shall cause the Company and the Subsidiaries to, (i) indemnify, defend and hold harmless the officers, directors, employees and agents of the Company and the Subsidiaries to the fullest extent permitted under applicable Law against Damages arising out of claims brought or made by third parties based on the actions of such persons in their capacities as officers, directors, employees or agents of the Company or any Subsidiary prior to the Closing, and (ii) maintain in full force and effect and honor, all obligations to indemnify the officers, directors, employees and agents of the Company and the Subsidiaries and to advance expenses existing in favor of such persons in effect as of the Closing Date under Delaware Law or as provided in the Organizational Documents of the Company or any Subsidiary or in any written agreement set forth in Section 5.9 of the Disclosure Schedules.
     5.10 Further Assurances. Each party will execute, acknowledge and deliver such documents and instruments reasonably requested by the other party, and will take any other action consistent with the terms of this Agreement that may reasonably be requested by the other party, for the purpose of giving effect to the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, if, at any time, Purchaser or any of its Affiliates, including the Company or any Subsidiary, acquires any asset that constitutes an Excluded Asset (for example, any funds released from the escrow established under the Disability Business Sale Agreement), then Purchaser shall, or shall cause such Affiliate to, immediately pay over or deliver such asset to Seller. Seller shall use, and Seller shall cause the management of Seller and the Company to use, commercially reasonable efforts to cooperate in all reasonable and customary respects with Purchaser and Purchaser’s agents to facilitate the consummation of the financing contemplated by the Financing Documents (the expense of such cooperation to be borne by Purchaser including without limitation, the preparation of any customary offering memorandum, making available any audited or unaudited financial statements as would customarily be provided in connection with similar financings, and any customary marketing efforts necessary in connection with the financing).
     5.11 Bonds; Letters of Credit; Guarantee. Purchaser shall use commercially reasonable efforts to terminate, or obtain a release of Seller (or any Affiliate of Seller) from, each of the bonds, letters of credit and guarantees listed in Section 5.11 of the Disclosure Schedule (each, a “Seller Credit Enhancement”) prior to the Closing. To the extent that any Seller Credit Enhancement has not been terminated or released as of the Closing, (i) such Seller Credit Enhancement shall remain in place following the Closing until terminated or released, (ii) Purchaser shall continue to use commercially reasonable efforts to terminate or obtain a release of such Seller Credit Enhancement as soon as practicable after the Closing, (iii) Purchaser shall indemnify and hold Seller (and its Affiliates) harmless from and against any losses or liabilities incurred under any such Seller Credit Enhancement, provided that this will in no way limit the rights of Purchaser to indemnification pursuant to Article X, and (iv) Purchaser shall not, and shall not permit the Company or any Subsidiary, to increase in amount or extend in duration any obligation secured or supported by such Seller Credit Enhancement unless and until such Seller Credit Enhancement is terminated or released. Upon the termination or release of any Seller Credit Enhancement at any time, any cash or other collateral related to such Seller Credit Enhancement shall be paid over to Seller.
     5.12 Pre-Closing Cash Distributions. Notwithstanding any other provision of this Agreement, Seller may cause the Company or any Subsidiary to distribute, pay or otherwise transfer any cash or cash equivalents to Seller or to any Affiliate of Seller (other than the Company or a Subsidiary) at any time prior to the Closing.
     5.13 No Solicitation by Seller. Seller shall not, nor shall it permit the Company or any Subsidiary to, nor shall it authorize or permit any of its or the Company’s and Subsidiary’s directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by Seller, the Company or any Subsidiary to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information) the making of any proposal or offer (A) relating to any acquisition or purchase of all or any portion of the capital stock of the Company or its assets (other than assets to be sold in the ordinary course of business consistent with past practice), (B) to enter into any merger, consolidation or other business combination with the Company or (C) to enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company or (ii) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person any information with respect to, or otherwise facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. Seller immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. Seller shall notify Purchaser promptly if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made and shall, in any such notice to Purchaser, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or other contact.

ARTICLE VI
CONDITIONS PRECEDENT TO PURCHASER’S PERFORMANCE
     The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, unless waived in writing by Purchaser:
     6.1 Accuracy of Seller’s Representations and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct as of the Closing Date as though made at that time (without regard to any “material,” “materiality” or “Material Adverse Effect” qualifications included therein (other than defined terms such as “Material Customers” and “Material Contracts”) and except that those representations and warranties that speak as to a stated date, in which case such representation shall be true and correct as of such date), except to the extent that the failure of the representations and warranties, taken as a whole, to be true and correct would not reasonably be expected to have a Material Adverse Effect, to materially delay the Closing or to materially and adversely affect the ability of Seller to consummate the transactions contemplated by this Agreement.
     6.2 Performance of Seller’s Covenants. All covenants, agreements and obligations required by the terms of this Agreement to be performed, satisfied or complied with by Seller at or before the Closing Date shall have been duly and properly performed and complied with in all material respects by Seller at or before the Closing Date.
     6.3 No Governmental Order. There shall be no order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority that prohibits the transactions contemplated by this Agreement or renders it unlawful to consummate such transactions.
     6.4 HSR Waiting Period. The applicable waiting period, including any extension thereof, under the HSR Act shall have expired or been terminated.
     6.5 Deliverables. Purchaser shall have received from Seller each of the deliverables described in Section 9.2 hereof.
     6.6 Material Adverse Effect. There shall not have occurred since January 1, 2006 any event, circumstance or condition that has had, or could reasonably be expected to have, a Material Adverse Effect.
ARTICLE VII
CONDITIONS PRECEDENT TO SELLER’S PERFORMANCE
     The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, unless waived in writing by Seller:
     7.1 Accuracy of Purchaser’s Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement shall be true and correct when made and on and as of the Closing Date as though made at that time (unless a representation and warranty speaks as to a stated date, in which case such representation shall be true as of such date), except in each case, to the extent that the failure of any representation or warranty to be true and correct would not reasonably be expected to materially delay the Closing or to materially and adversely affect the ability of Purchaser to consummate the transactions contemplated hereby.
     7.2 Performance of Purchaser’s Covenants. All covenants, agreements and obligations required by the terms of this Agreement to be performed, satisfied or complied with by Purchaser at or before the Closing Date shall have been duly and properly performed and complied with by Purchaser at or before the Closing Date.
     7.3 No Governmental Order. There shall be no order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority that prohibits the transactions contemplated by this Agreement or renders it unlawful to consummate such transactions.
     7.4 HSR Waiting Period. The applicable waiting period, including any extension thereof, under the HSR Act shall have expired or been terminated.
     7.5 Deliverables. Seller shall have received from Purchaser each of the deliverables described in Section 9.3 hereof.
ARTICLE VIII
TERMINATION PRIOR TO CLOSING
     8.1 Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to Closing:
          (a) By the mutual written consent of Purchaser and Seller;
          (b) By either Purchaser or Seller, by written notice to the other party if the Closing shall not have occurred on or before December 31, 2006; provided, however, that neither party may terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the transactions contemplated hereby prior to such date is the direct or indirect result of any breach of any covenant, representation or warranty of such party or because any of the conditions precedent to the obligations of the other party have not been satisfied due to any action or failure to act by such party;
          (c) By Purchaser, by prior written notice to Seller, if Seller shall fail to perform in any material respect any material obligation of Seller herein required to be performed prior to the Closing Date and such failure: (i) deprives Purchaser of a substantial part of its benefit under this Agreement; and (ii) is not cured within twenty (20) days after Purchaser has notified Seller of its intent to terminate pursuant to this Section 8.1(c); or
          (d) By Seller, by prior written notice to Purchaser, if Purchaser shall fail to perform in any material respect any material obligation of Purchaser herein required to be performed prior to the Closing Date and such failure: (i) deprives Seller of substantial part of its benefit under this Agreement; and (ii) is not cured within twenty (20) days after Seller has notified Purchaser of its intent to terminate pursuant to this Section 8.1(d).
     8.2 Effect on Obligations. Termination of this Agreement pursuant to Section 8.1, above, shall terminate all obligations of the parties hereunder and this Agreement shall become void and have no effect without any liability on the part of any party, except for the obligations under Sections 5.4 (Confidentiality), 5.5 (Publicity), and 10.2 (Indemnification Obligations), and Article XII (Miscellaneous Provisions); provided, however, that termination shall not relieve any party defaulting or breaching this Agreement prior to such termination from any liability for such default or breach.
ARTICLE IX
THE CLOSING
     9.1 Closing. Subject to the satisfaction and/or waiver of the conditions set forth herein, the consummation of the sale and purchase of the Shares (the “Closing”) shall occur at 10:00 a.m. at the offices of King & Spalding, LLP, 1180 Peachtree Street, N.E., Atlanta, Georgia 30309-3521 on the second business day following satisfaction and/or waiver of the final condition to the Closing or on such other date and such other place as may be mutually agreed to by the parties (the “Closing Date”), provided that, unless otherwise mutually agreed by the parties, the Closing Date shall occur no earlier than October 31, 2006.
     9.2 Seller’s Obligations. At the Closing, Seller shall deliver to Purchaser:
          (a) The certificate(s) representing the Shares, accompanied by stock transfer power(s), duly executed on behalf of Seller, and otherwise in a form acceptable for transfer on the books of the Company;
          (b) A certificate, dated the Closing Date, from Seller and signed by an authorized officer, certifying that the conditions specified in Section 6.1 and Section 6.2 above have been fulfilled; and
          (c) Letters of resignation from the director(s) of the Company.
     9.3 Purchaser’s Obligations. At the Closing, Purchaser shall deliver to Seller:
          (a) The Purchase Price in accordance with Section 2.2; and
          (b) A certificate, dated the Closing Date, from Purchaser and signed by an authorized officer, certifying that the conditions specified in Section 7.1 and Section 7.2 above have been fulfilled.
ARTICLE X
INDEMNIFICATION
     10.1 Survival of Representations and Warranties. All representations and warranties under this Agreement shall survive the Closing through the date that is one (1) year after the Closing Date, at which date such representations and warranties shall terminate;

provided, however, that the representations and warranties set forth in Sections 3.1, 3.2, 3.3(a), 3.4, 3.15, 3.21 and 3.22 (collectively, the “Specified Representations”) shall survive until the expiration of all applicable statutes of limitations. All covenants of Purchaser or Seller that are required by their terms to be performed prior to the Closing shall terminate as of the Closing.
     10.2 Indemnification Obligations.
          (a) Indemnification by Seller. From and after the Closing, Seller shall indemnify and hold harmless Purchaser, the Company and their respective officers, directors, members and employees (collectively, the “Purchaser Indemnified Parties”), and shall reimburse the Purchaser Indemnified Parties for any Damages resulting from (i) any breach of representation or warranty made by Seller in Article III, (ii) any breach or default in the performance by Seller of any covenant or agreement contained herein, and (iii) the Excluded Liabilities.
          (b) Indemnification by Purchaser. Purchaser shall indemnify and hold harmless Seller, its Affiliates and any of their respective officers, directors and employees (collectively, the “Seller Indemnified Parties”), and shall reimburse the Seller Indemnified Parties for any Damages resulting from (i) any breach of representation or warranty made by Purchaser in Article IV, (ii) any breach or default in the performance by Purchaser of any covenant or agreement of Purchaser contained herein, and (iii) any liability arising from or relating to the conduct of the business of the Company and the Subsidiaries from and after the Closing Date (except to the extent that such Damages result from any breach of a representation or warranty made by Seller in Article III).
          (c) Limitations on Liability. Notwithstanding anything in this Agreement to the contrary, including the rights of the Purchaser Indemnified Parties to indemnification under this Article X, Seller’s indemnification obligations to the Purchaser Indemnified Parties shall be limited as follows:
               (i) The aggregate amount of Seller’s liability for breach of the representations and warranties in Article III other than breaches of the Specified Representations shall not exceed ten percent (10%) of the Purchase Price;
               (ii) Seller shall only be liable for Damages for breach of the representations and warranties in Article III other than breaches of the Specified Representations if and to the extent such Damages exceed one percent (1%) of the Purchase Price in the aggregate,
               (iii) Seller shall not be liable for any individual claim for indemnification hereunder based on a breach of any representation or warranty in Article III other than breaches of the Specified Representations unless such Damages exceed Twenty Five Thousand Dollars ($25,000);
          (d) Claims for Indemnity. Whenever a claim for Damages shall arise for which an Indemnified Party shall be entitled to indemnification hereunder, such Indemnified Party shall notify the Indemnifying Party in writing within fifteen (15) days of the first receipt of notice of such claim, and in any event within such shorter period as may be necessary for the

Indemnifying Party to take appropriate action to resist such claim. Such notice shall specify in reasonable detail all facts and circumstances known to the Indemnified Party regarding the claim and shall explain in reasonable detail the basis on which the Indemnified Party claims a right to indemnity, including citation to relevant sections of this Agreement, and, if estimable, shall estimate the amount of the liability arising therefrom. The failure to provide such notice shall not result in a waiver of any right to indemnification hereunder except to the extent the Indemnifying Party is prejudiced by such failure. If the Indemnifying Party shall be duly notified of such indemnity claim, the parties shall attempt to settle and compromise the same, or if unable to do so within sixty (60) days of the Indemnified Party’s delivery of notice of indemnity claim, the parties may seek arbitration in accordance with Section 12.3. Any rights of indemnification established by reason of such settlement or arbitration proceeding shall thereafter be paid and satisfied by the Indemnifying Party promptly after such date that the indemnified amount is finally determined.
          (e) Defense of Third Party Claims. Upon receipt by the Indemnifying Party of a notice from the Indemnified Party with respect to any claim of a third party against the Indemnified Party, for which the Indemnified Party seeks indemnification hereunder, the Indemnifying Party shall have the right to assume the defense of such claim, and the Indemnified Party shall cooperate to the extent reasonably requested by the Indemnifying Party in defense or prosecution thereof and shall furnish such records, information and testimony and attend all such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party in connection therewith. If the Indemnifying Party shall elect to assume the defense of such claim, the Indemnified Party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party. If the Indemnifying Party has assumed the defense of any claim against the Indemnified Party, the Indemnifying Party shall have the right to settle any claim for which indemnification has been sought and is available hereunder; provided that, to the extent that such settlement requires the Indemnified Party to take, or prohibits the Indemnified Party from taking, any action or purports to obligate the Indemnified Party, then the Indemnifying Party shall not settle such claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed. If the Indemnifying Party does not assume the defense of a third party claim and disputes the Indemnified Party’s right to indemnification, the Indemnified Party shall have the right to assume control of the defense of such claim through counsel of its choice, the reasonable costs of which shall be at the Indemnifying Party’s expense in the event that the Indemnified Party’s right of indemnification is ultimately established through settlement, compromise or other legal proceeding. In no circumstance may the Indemnified Party compromise or settle a claim with a third party for which it seeks indemnification from the Indemnifying Party without first obtaining the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.
          (f) Control of Certain Proceedings. The foregoing notwithstanding, the parties acknowledge and agree that (i) Seller shall be responsible for the handling of all matters related to the Excluded Liabilities and the Excluded Assets (including, without limitation, the prosecution and defense of any proceedings related thereto, if applicable) without any requirement that Purchaser or the Company give any further notice thereof, (ii) the Purchaser Indemnified Parties shall not have the right to retain separate counsel at Seller’s expense in connection with any such matter (it being agreed that Seller shall bear the fees and expenses of the counsel presently engaged in each such matter), and (iii) Seller shall have the exclusive right to control the payment, settlement, negotiation and other treatment of all such matters; provided, however, that, to the extent that any such settlement includes any agreement by Purchaser, the Company or any Subsidiary to take, or prohibits Purchaser, the Company or any Subsidiary from taking, any action that will not be fully performed by Seller or imposes any post-settlement obligation on Purchaser, the Company or any Subsidiary that will not be fully satisfied by Seller, then Seller may not enter into such settlement without the prior written consent of Purchaser, such consent not to be unreasonably withheld, conditioned or delayed. In connection with any such matter, the Purchaser Indemnified Parties shall provide all reasonable support and assistance to Seller, its Affiliates and Representatives, as they may reasonably request (including, without limitation, access to personnel and information); provided, however, that, (i) Seller shall reimburse any out-of-pocket expenses (but no internal charges for Purchaser or Company personnel providing such assistance) incurred in providing such support and assistance and (ii) such requests for assistance shall not unreasonably interfere with or disrupt the operation of Purchaser’s or the Company’s business.
     10.3 Mitigation. An Indemnified Party shall use commercially reasonable efforts to obtain recovery from third parties other than the Indemnifying Party hereunder (including, without limitation, any insurance company or other insurance provider) who may be legally responsible to reimburse such Indemnified Party for any Damages. Notwithstanding anything in this Agreement to the contrary, the amount of any Damages of any Person under this Article X shall be net of (a) the amount, if any, received by the Indemnified Party from any third party (including, without limitation, any insurance company or other insurance provider), which third party recoveries the Indemnified Party shall use its commercially reasonable best efforts to obtain, and (b) the amount, if any, equal to the Tax benefit (such amounts being collectively referred to herein as a “Third Party Reimbursement”), in respect of or attributable to the Damages suffered thereby. If, after receipt by the Indemnified Party of any indemnification payment hereunder, such Indemnified Party receives a Third Party Reimbursement in respect of the same Damages for which indemnification was made and such Third Party Reimbursement was not taken into account in assessing the amount of indemnification, then the Indemnified Party shall turn over all of such Third Party Reimbursement to the Indemnifying Party up to the amount of the indemnification paid pursuant hereto.
     10.4 Exclusive Remedy. Except for claims for fraud or intentional misrepresentation under applicable law and for the provisions of Section 8.2 and Article XI, the indemnification provided in this Article X will constitute the exclusive remedy of the Purchaser Indemnified Parties or Seller Indemnified Parties, as the case may be, and their respective assigns from and against any and all Damages asserted against, resulting to, imposed upon or incurred or suffered by, any of them, directly or indirectly, as a result of, or based upon or arising from the breach of any representation or warranty or the non-fulfillment of any agreement or covenant in or pursuant to this Agreement or any other agreement, document, or instrument required hereunder. Purchaser and Seller each hereby waive, to the fullest extent permitted under applicable Law, any and all rights, claims, and causes of action it may have against any other party, or any of such other party’s Affiliates, to the contrary.
     10.5 Damages. Each party agrees that it is not entitled to recover and hereby waives any claim with respect to, and will not seek, lost profit, exemplary, incidental, punitive or any other special Damages or consequential Damages that were not reasonably foreseeable as to any matter under, relating to or arising out of the transactions contemplated by this Agreement.
     10.6 Other Limitations. Notwithstanding any other provision of contained in this Agreement to the contrary, (i) no Indemnifying Party shall be obligated to provide indemnification to any Indemnified Party with respect to any Damages suffered by such Indemnified Party if such Damages have already been paid by an insurance company or another third party or if another Indemnified Party has already been paid with respect to such Damages hereunder, (ii) if a matter for which a Purchaser Indemnified Party would otherwise be entitled to indemnification under this Agreement is reserved for or accrued in connection with the determination of the Final Net Working Capital, then no Purchaser Indemnified Party shall be able to recover for such matter to the extent it was so reserved for or accrued, and (iii) no Seller Indemnified Party shall be liable for any Damages to the extent that such Damages arose from actions taken by or omitted to be taken by Purchaser or, after the Closing Date, by the Company or any Subsidiary (except to the extent that (i) such Damages arise from the continuation of actions taken by or omitted to be taken by Seller, the Company or any Subsidiary that constituted a breach of a representation or warranty made by Seller in Article III as of the Closing Date and (ii) none of Purchaser, the Company or any Subsidiary had Knowledge of such breach at the time that such actions continued to be taken or omitted to be taken following the Closing Date).
     10.7 Adjustments to Purchase Price. Any payments made pursuant to this Article X shall be consistently treated as adjustments to the Purchase Price for all purposes by Seller and Purchaser.
ARTICLE XI
TAX MATTERS
     11.1 Responsibility for Taxes.
          (a) Seller shall be responsible for: (i) all Taxes imposed on the Company or any Subsidiary, or for which the Company or any Subsidiary may otherwise be liable as a transferee or Successor, by contract or under Treas. Reg. §1.502-6 (or any similar or corresponding provision of state, local or foreign Law), for any taxable year or period that ends on or before the Closing Date; (ii) the portion of all Taxes imposed on the Company or any Subsidiary, or for which the Company or any Subsidiary may otherwise be liable, for any taxable year or period that begins before and ends after the Closing Date, to the extent that such Taxes are attributable to the operations of the Company and the Subsidiaries for the year or period ending on the Closing Date as provided in Section 11.1(c); and (iii) notwithstanding anything to the contrary in Section 11.1(b), any Taxes resulting from the transactions involving the Excluded Assets and the Excluded Liabilities. Seller shall be entitled to any refund of Taxes received for any period (or partial period) ending prior to or on the Closing Date. Notwithstanding anything to the contrary in this Agreement, Seller shall not be responsible or liable for any Taxes which have been accrued as a liability, and shall not receive any refund which has been included as an asset, in the Final Net Working Capital as of the Closing Date.
          (b) Purchaser shall be responsible for (without any right to be reimbursed by Seller): (i) all Taxes imposed on Purchaser, the Company or any Subsidiary, or for which Purchaser, the Company or any Subsidiary may otherwise be liable, for any taxable year or period that begins after the Closing Date; (ii) the portion of all Taxes imposed on Purchaser, the Company or any Subsidiary, or for which Purchaser, the Company or any Subsidiary may otherwise be liable, for any taxable year or period that begins before and ends after the Closing Date, to the extent that such Taxes are attributable to the year or period beginning after the Closing Date as provided in Section 11.1(c); (iii) any additional Taxes imposed on Seller or the Company resulting from any transaction engaged in by the Company or any Subsidiary occurring after the Closing (including any deemed sale of assets); and (iv) any and all transfer, stamp, real property transfer, document, bulk sale or similar Taxes payable in connection with the consummation of the transactions contemplated herein. Purchaser shall be entitled to any refund of Taxes of the Company received for any periods (or partial periods) beginning after the Closing Date.
          (c) For purposes of Section 11.1(a) and Section 11.1(b), whenever it is necessary to determine the responsibility for Taxes of the Company or any Subsidiary in respect of a portion of a taxable year or period that begins before and ends after the Closing Date, the determination of the Taxes for the portion of the taxable year or period ending on, and the portion of the taxable year or period beginning after, the Closing Date shall be determined: (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property, by assuming that the Company and the Subsidiaries had a taxable year or period that ended at the close of the Closing Date and closing the books of the Company and the Subsidiaries as of such date, except that exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a time basis; and, (ii) in the case of Taxes not described in subparagraph (i) that are imposed on a periodic basis and measured by the level of any item, by taking the amount of such Taxes (including any minimum) for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date or the number of calendar days in the period beginning after the Closing Date, as applicable, and the denominator of which is the number of calendar days in the entire period.
          (d) Purchaser and Seller shall cooperate, and Purchaser shall cause the Company and the Subsidiaries to cooperate, as and to the extent reasonably requested by another party, in connection with the preparation and filing of any Tax Returns. Such cooperation shall include the retention and provision of records and information that are reasonably relevant to any such Tax Returns.
          (e) If Seller is liable pursuant to this Section 11.1 for any Taxes due and to be paid by Purchaser, Seller shall pay to Purchaser, or if Purchaser is liable pursuant to this Section 11.1 for any Taxes due and to be paid by Seller or any of its Affiliates, Purchaser shall pay to Seller at least five (5) business days before the date on which such Taxes are due and payable an amount equal to the Taxes for which Seller is liable, or the Taxes for which Purchaser is liable, as applicable. If Seller or any of its Affiliates receive any refund of Taxes to which Purchaser is entitled pursuant to this Section 11.1, Seller shall pay to Purchaser an amount equal to such refund within fifteen (15) days after receipt of such refund by Seller or any of its Affiliates. If Purchaser receives any refund of Taxes to which Seller is entitled pursuant to this

Section 11.1, Purchaser shall pay to Seller an amount equal to such refund within fifteen (15) days after receipt of such refund by Purchaser.
     11.2 Tax Returns and Contests.
          (a) The Tax Returns of the Company and the Subsidiaries required to be filed for all periods ending on or before the Closing Date (including any Tax Return for the short period ending on the Closing Date), that are required to be filed after the Closing Date shall be prepared and filed by Seller or its Affiliates at the expense of Seller. Such Tax Returns shall be prepared in a manner consistent with the Tax Returns of the Company and the Subsidiaries filed before the Closing Date for prior fiscal periods unless otherwise required by applicable Law. Without limiting the foregoing, in preparing such Tax Returns, Seller shall be required to consult in good faith with Purchaser regarding any change in any Tax accounting practice, policy or method and the making or revocation of any election relating to Taxes, except for any actions described on Schedule 5.2(vi) of the Disclosure Schedule. To the extent that the operations of the Company reflected on such Tax Returns are required to be included in the Tax Return of Seller and its Affiliates, Seller or such Affiliates, as the case may be, shall cause the operations of the Company to be so included. Any officer of the Company or any Subsidiary as of the day immediately preceding the Closing Date shall have the authority, and by execution of this Agreement Purchaser hereby grants any such officer the authority, to sign any of such Tax Returns.
          (b) Purchaser shall prepare or cause to be prepared and file or cause to be filed at its expense any Tax Returns of Purchaser, the Company or any Subsidiary required to be filed separately or as part of a consolidated Tax Return for all periods that end after the Closing Date (including periods that begin before the Closing Date and end after the Closing Date), which are filed after the Closing Date. Such Tax Returns shall be prepared in a manner consistent with the Tax Returns of the Company and the Subsidiaries filed before the Closing Date for prior fiscal periods unless Purchaser reasonably determines that there is a material risk of penalties. Such Tax Returns that include any period or portion of a period including the Closing Date as are required to be filed separately or as a part of a consolidated, unitary or combined Tax Return of Purchaser and its Affiliates (but not any consolidated Tax Return) shall be submitted to Seller at least fifteen (15) days before the first date on which such Tax Returns are legally required to be filed, including extensions, to enable Seller to review, comment on and approve such Tax Returns (such approval not to be unreasonably withheld, conditioned or delayed). Purchaser shall cooperate with Seller in connection with Seller’s review of such Tax Returns and provide to Seller such additional information related to the operations of the Company and the Subsidiaries as Seller shall reasonably request in connection with such review. Purchaser and Seller shall consult with each other in good faith to resolve any issues arising as a result of such review and approval.
          (c) Purchaser shall promptly notify Seller in writing upon receipt by Purchaser, any of its Affiliates or the Company of notice of any pending or threatened federal, state, local or foreign income or franchise Tax audits or assessments that may affect the Tax liabilities of Seller or Tax liability for which Seller may be required to indemnify Purchaser pursuant to this Agreement.

          (d) Seller shall have the sole and exclusive right, power and authority, at its expense, to negotiate, resolve, settle, or contest any notice of audit or assessment referred to in Section 11.2(c) and to represent and act for and on behalf of Seller, Purchaser, the Company and the Subsidiaries in connection with any such audit or assessment, including refund claims of any Tax liability for any period ending on or before the Closing Date. Seller shall keep Purchaser reasonably informed of the progress thereof. Notwithstanding the foregoing, Seller shall not resolve, settle, compromise, or abandon any issue or claim without the prior written consent of Purchaser if such action would materially and adversely affect the Tax liabilities of Purchaser, the Company or any Subsidiary in any period after the Closing Date (including the imposition of any income Tax deficiencies, the reduction of asset basis on cost adjustments, the lengthening of any amortization or depreciation periods, the denial of amortization or depreciation deductions or the reduction of loss or credit carryforwards). Such consent shall not be unreasonably withheld, conditioned or delayed and shall not be necessary if Seller has fully indemnified Purchaser against the effects of any such action.
ARTICLE XII
MISCELLANEOUS PROVISIONS
     12.1 Entire Agreement. This Agreement, together with the Schedules hereto, and the Confidentiality and Nondisclosure Agreement referred to in Section 5.4 above, sets forth the entire agreement between the parties with regard to the subject matter hereof, and supersedes all other prior agreements and understandings, written or oral, between the parties or any of their respective Affiliates with respect to such subject matter.
     12.2 Governing Law. The validity, construction and performance of this Agreement, and any action arising out of or relating to this Agreement shall be governed by the Laws of the State of New York, without regard to the Laws of such State as to choice or conflict of Laws.
     12.3 Arbitration.
          (a) Any controversy, claim, or question of interpretation in dispute between Seller, on one hand, and Purchaser, on the other hand (Seller, on the one hand, and Purchaser, on the other hand, each being referred to as a “party”) arising out of or relating to this Agreement or the breach thereof (except such as may arise under or with respect to Section 2.4(b), which shall be finally determined by the Independent Auditor) shall be finally settled by arbitration in New York, New York, under the then-effective International Institute for Conflict Prevention and Resolution Rules for Non-Administered Arbitration as modified by this Agreement, and judgment on the award rendered by the arbitrators may be entered in any federal or state court in the State of New York having jurisdiction. The award rendered by the arbitrators shall be final and binding on the parties and not subject to further appeal. Such arbitration can be initiated by written notice by either party (the “Claimant”) to the other party, which notice shall identify the Claimant’s selected arbitrator. The party receiving such notice (the “Respondent”) shall identify its arbitrator within ten (10) business days following its receipt of such notice. The arbitrator selected by the Claimant and the arbitrator selected by the Respondent shall, within fifteen (15) business days of their appointment, select a third neutral arbitrator. In the event that they are unable to do so, either party may request the International

Institute for Conflict Prevention and Resolution to appoint the third neutral arbitrator. All three arbitrators selected pursuant to this Section 12.3 shall be persons listed on the CPR Panels of Distinguished Neutrals. The arbitrators shall have the authority to award any remedy or relief that a court in New York could order or grant, including, without limitation, specific performance of any obligation created under this Agreement, the issuance of injunctive or other provisional relief, or the imposition of sanctions for abuse or frustration of the arbitration process. The arbitration award will be in writing and specify the factual and legal basis for the award.
          (b) It is the intent of the parties that any arbitration shall be concluded as quickly as reasonably practicable. Unless the parties otherwise agree, once commenced, the hearing on the disputed matters shall be held four days a week until concluded, with each hearing date to begin at 9:00 a.m. and to conclude at 5:00 p.m. The arbitrators shall use all reasonable efforts to issue the final award or awards within a period of five business days after closure of the proceedings. Failure of the arbitrators to meet the time limits of this Section 12.3(b) shall not be a basis for challenging the award.
          (c) The arbitrators shall instruct the non-prevailing party to pay all costs of the proceedings, including the fees and expenses of the arbitrators and the reasonable attorneys’ fees and expenses of the prevailing party. If the arbitrators determine that there is not a prevailing party, each party shall be instructed to bear its own costs and to pay one-half of the fees and expenses of the arbitrators.
          (d) Each party hereto hereby agrees that any legal proceeding instituted to enforce an arbitration award hereunder will be brought in the U.S. federal or state courts situated in New York, and hereby submits to personal jurisdiction therein and irrevocably waives any objection as to venue therein, and further agrees not to plead or claim in any such court that any such proceeding has been brought in an inconvenient forum. Each party hereby (x) consents to service of process in any such action in any manner permitted by New York Law; (y) agrees that service of process made in accordance with clause (x) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 12.11 will constitute good and valid service of process in any such action; and (z) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (x) or (y) does not constitute good and valid service of process.
     12.4 Schedules. The inclusion of any information in any Schedule attached hereto will not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in such Schedule, that such information is required to be listed in such Schedule. The headings, if any, of the individual sections of the Schedules are inserted for convenience only and will not be deemed to constitute a part thereof or a part of this Agreement. The Schedules are arranged in sections corresponding to the sections of this Agreement merely for convenience, and the disclosure of an item in one Schedule as an exception to a particular covenant, representation or warranty will be deemed adequately disclosed as an exception with respect to all other covenants, representations or warranties to the extent that the relevance of such item to such other covenants, representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate Schedule with respect to such other covenants, representations or warranties or an appropriate cross-reference thereto.
     12.5 Waiver and Amendment. This Agreement may be amended, supplemented, modified and/or rescinded only through an express written instrument signed by all parties or their respective successors and permitted assigns. Any party may specifically and expressly waive in writing any portion of this Agreement or any breach hereof, but only to the extent such provision is for the benefit of the waiving party, and no such waiver shall constitute a further or continuing waiver of any preceding or succeeding breach of the same or any other provision. The consent by one party to any act for which such consent was required shall not be deemed to imply consent or waiver of the necessity of obtaining such consent for the same or similar acts in the future, and no forbearance by a party to seek a remedy for noncompliance or breach by another party shall be construed as a waiver of any right or remedy with respect to such noncompliance or breach.
     12.6 Amendment to Schedules. Seller may, from time to time prior to the Closing, by notice in accordance with this Agreement, propose to supplement or amend any Schedule to this Agreement (the “Disclosure Supplement”) (i) with respect to any fact, change, condition or circumstance that occurs after the date of this Agreement which, if existing or occurring before or at the date of this Agreement, would have been required to be set forth or described in the Schedules or (ii) with respect to any fact that existed as of the date of this Agreement, to correct any disclosures that were inaccurately made or to add any disclosures that were inaccurately omitted. With respect to any fact, change, condition or circumstance described in clause (i) above, (x) if the fact, change, condition or circumstance contained in the Disclosure Supplement would cause the condition contained in Section 6.1 not to be met, then Purchaser must either terminate this Agreement or accept such Disclosure Supplement as an amendment to the Disclosure Schedule and (y) if the fact, change, condition or circumstance contained in the Disclosure Supplement would not cause the condition contained in Section 6.1 not to be met, then Purchaser may seek any indemnification available to Purchaser under this Agreement following the Closing with respect to such fact, change, condition or circumstance; provided, however, that, Purchaser shall not be entitled to seek indemnification with respect to any such fact, change, condition or circumstance under this Agreement that occurs in the ordinary course of the Company’s business and was not the result of actions taken in violation of Section 5.2 (it being understood and agreed that the threat or the commencement of litigation in the ordinary course will, among other matters, be exempted from any indemnification obligation pursuant to clause (y)). With respect to any items of the type described in clause (ii) above, if the fact, change, condition or circumstance contained on the Disclosure Supplement would not prevent the fulfillment of the condition contained in Section 6.1, or if such fact, change, condition or circumstance would prevent the fulfillment of the condition contained in Section 6.1 but the parties still allow the Closing to occur, Purchaser may seek any indemnification available to Purchaser under this Agreement following Closing with respect to such fact, change, condition or circumstance.
     12.7 Assignment. Except as specifically provided otherwise in this Agreement, neither this Agreement nor any interest herein shall be assignable (voluntarily, involuntarily, by judicial process, operation of Law or otherwise), in whole or in part, by any party without the prior written consent of the other party, and any such attempted assignment shall be null and void. Notwithstanding the foregoing, nothing in this Section 12.7 shall prevent Purchaser, without the consent of any other party, from assigning all or part of its rights or obligations hereunder by way of collateral assignment to any lender(s) providing financing for the transactions contemplated hereby or to any of its Affiliates, but no such assignment shall relieve Purchaser of its obligations under this Agreement.
     12.8 Successors and Assigns. Each of the terms, provisions and obligations of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties and their respective legal representatives, successors and permitted assigns.
     12.9 No Third Party Beneficiaries. Except as otherwise specifically set forth herein, nothing in this Agreement will be construed as giving any Person, other than the parties to this Agreement and their successors and permitted assigns, any right, remedy or claim under, or in respect of, this Agreement or any provision hereof.
     12.10 No Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of (i) any direct or indirect stockholder, member or partner of Seller or Purchaser or (ii) any officer, director, employee, agent or representative of Seller, Purchaser, the Company or any Subsidiary.
     12.11 Notices. All notices, requests, demands and other communications made under this Agreement shall be in writing, correctly addressed to the recipient as follows:

If to Purchaser (or the
Company after the Closing):
5620 Glenridge Drive NE
Atlanta, GA 30342
Attn: General Counsel
Facsimile No.: (404) 847-4066

with a copy to:	King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309
Attn: John J. Kelley, III
Facsimile No.: (404) 572-5133

If to Seller (or the
Company prior to the Closing):
Platinum Equity, LLC
360 North Crescent Drive
South Building
Beverly Hills, California 90210
Attn: Eva M. Kalawski, Esq.
Facsimile No.: (310) 712-1863

with a copy to:	Bingham McCutchen LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, California 92626
Attn: James W. Loss, Esq.
Facsimile No.: (714) 830-0726
Notices, requests, demands and other communications made under this Agreement shall be deemed to have been duly given (i) upon delivery, if served personally on the party to whom notice is to be given, (ii) on the date of receipt, refusal or non-delivery indicated on the receipt if mailed to the party to whom notice is to be given by registered or certified, postage prepaid or by air courier or (iii) upon confirmation of transmission, if sent by facsimile. Any party may give written notice of a change of address in accordance with the provisions of this Section 12.13 and after such notice of change has been received, any subsequent notice shall be given to such party in the manner described at such new address.
     12.12 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the Law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any term or provision of this Agreement, or the application thereof to any person or circumstance, is adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable in any jurisdiction: (a) a substitute and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable in such jurisdiction, the intent and purpose of the invalid, prohibited or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity, prohibition or unenforceability, nor shall such invalidity, prohibition or unenforceability of such provision affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
     12.13 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute a single agreement.
     12.14 No Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.
     12.15 Facsimile Signatures. This Agreement and any other document or agreement executed in connection herewith (other than any document for which an originally executed signature page is required by Law) may be executed by delivery of a facsimile copy of an executed signature page with the same force and effect as the delivery of an originally executed signature page. In the event any party delivers a facsimile copy of a signature page to this Agreement or any other document or agreement executed in connection herewith, such party shall deliver an originally executed signature page within three business days of delivering such facsimile signature page or at any time thereafter upon request; provided, however, that the failure to deliver any such originally executed signature page shall not affect the validity of the signature page delivered by facsimile, which has and shall continue to have the same force and effect as the originally executed signature page.
     12.16 Fees and Expenses. Except as otherwise provided for in this Agreement, Seller (and not the Company) shall pay all costs and expenses incurred on behalf of Seller or the Company in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the fees and expenses of attorneys and accountants; provided, however, that the Company may pay such costs, fees and expenses to the extent such costs, fees and expenses are paid prior to the Closing or are included as a liability of the Company or any Subsidiary in determining Net Working Capital as of the Closing Date. Purchaser shall pay all costs and expenses incurred on its behalf in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the fees and expenses of attorneys and accountants.
[The remainder of this page has been intentionally left blank. Signature page follows.]

[Signature page to Stock Purchase Agreement]
     IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first set forth above.

“PURCHASER”	“SELLER”

CRAWFORD & COMPANY	PLATINUM EQUITY, LLC

By: /s/ Thomas W. Crawford	By: /s/ Eva M. Kalawski

Name: Thomas W. Crawford	Name: Eva M. Kalawski
Title: President and Chief Executive Officer	Title: Executive Vice President, General Counsel and Secretary